Tenet Fintech Group Inc.

(formerly Peak Fintech Group Inc.)

Consolidated Financial Statements

For the years ended

December 31, 2021, and 2020

Independent Auditor's Report	Raymond Chabot Grant Thornton LLP Suite 2000 National Bank Tower 600 De La Gauchetière Street West Montréal, Quebec H3B 4L8 T 514-878-2691
To the Shareholders of Tenet Fintech Group Inc. (Formerly Peak Fintech Group Inc.)

 Opinion

We have audited the consolidated financial statements of Tenet Fintech Group Inc. (hereafter ''the Company''), which comprise the consolidated statements of financial position as at December 31, 2021 and 2020 and the consolidated statements of comprehensive profit and loss, the consolidated statements of changes in equity and the consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the "Auditor's responsibilities for the audit of the consolidated financial statements" section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

We draw attention to Note 2 to the consolidated financial statements, which indicates the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Member of Grant Thornton International Ltd	rcgt.com

Information other than the consolidated financial statements and the auditor's report thereon

Management is responsible for the other information. The other information comprises the information, included in the Management's Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor's report. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control;

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern;

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Louis Roy.

Montreal

May 2, 2022

__________________________________________
1 CPA auditor, CA public accountancy permit no A125741

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.)

Consolidated Statements of Comprehensive Profit and Loss

Years ended December 31, 2021 and 2020

(In Canadian dollars, except weighted average number of outstanding shares)

	Note	2021	2020
	6 - 54	$	$

Revenues		103,632,774	42,698,047

Expenses
Cost of service		89,701,360	35,608,167
Salaries and fringe benefits		4,898,251	1,859,209
Service fees		595,792	536,478
Royalty on software		134,678	140,224
Board remuneration		863,762	134,323
Consulting fees		462,621	3,858,509
Management fees		50,682	77,625
Professional fees		2,395,267	567,516
Administrative and indirect cost		-	221,972
Public relations and press releases		1,069,950	396,853
Office supplies, software and utilities		328,150	167,010
Lease expenses		54,443	46,083
Insurance		272,265	49,147
Finance costs	20.4	181,943	990,053
Expected credit loss	7	(385,703)	242,593
Travel and entertainment		267,069	205,059
Stock exchange and transfer agent costs		388,142	122,717
Translation cost and others		110,656	23,974
Depreciation of property and equipment	9	90,139	86,931
Depreciation of right-of-use assets	9	286,850	406,762
Amortization of intangible assets	10	2,267,281	379,850
Impairment charge - goodwill	10	41,386,422	-
Impairment charge - other intangibles	10	11,978,283	-
Expiration of deferred finance cost		-	353,377
Amortization of financing initial costs		26,974	18,924
Change in fair value of contingent
consideration payable	6	(3,556,574)	(217,325)
Loss on deposit and subscription receivable		-	97,150
Loss on settlement of debt		-	784,750
(Gain) Loss on foreign exchange		(62,142)	201,617
		153,806,561	47,359,548
Loss before income taxes		(50,173,787)	(4,661,501)
Income tax		(1,611,819)	852,010
Net loss		(48,561,968)	(5,513,511)

Net profit (loss) attributable to:
Non-controlling interest		1,195,102	1,102,910
Owners of the parent		(49,757,070)	(6,616,421)
		(48,561,968)	(5,513,511)
Item that will be reclassified subsequently to profit or loss
Currency translation adjustment		(1,590,114)	(1,139,455)
Total comprehensive loss		(46,971,854)	(4,374,056)

Total comprehensive profit (loss) attributable to:
Non-controlling interest		1,277,683	1,328,937
Owners of the parent		(48,249,537)	(5,702,992)
		(46,971,854)	(4,374,056)

Weighted average number of outstanding shares		75,700,826	42,670,902

Basic and diluted loss per share		(0.657)	(0.155)

Going concern uncertainty (note 2)

Subsequent events (note 26)

The accompanying notes are an integral part of these consolidated financial statement.

TENET FINTECH GROUP INC.

(Formerly Peak Fintech Group Inc.)

Consolidated Statements of Changes in Equity

Years ended December 31, 2021 and 2020

(In Canadian dollars)

		Capital stock				Equity component of convertible debentures	Accumulated other comprehensive income	Deficit	Total attributable to owners of parent	Non Controlling interest	Shareholders' equity (deficiency)
	Note	Number of common shares	Amount	Equity to issue	Contributed surplus
		(number of shares	$	$	$	$	$	$	$	$	$
		see note 16)

Balance as of January 1, 2021		59,012,095	39,131,010	511,221	11,582,653	-	(140,782)	(30,240,372)	20,843,730	11,770,520	32,614,250

Issuance of shares and warrants	16	13,149,999	41,922,442		10,677,558				52,600,000		52,600,000
Issuance of shares for services provided	16	21,672	84,750						84,750		84,750
Issuance of shares for business acquisition	6, 16	12,244,180	113,957,865	(403,610)					113,554,255		113,554,255
Issuance costs - shares and warrants	16		(4,618,710)						(4,618,710)		(4,618,710)
Issuance costs - broker compensation warrants	16		(1,875,595)		1,875,595				-		-
Conversion of convertible debentures	13	25,000	27,483						27,483		27,483
Exercise of warrants and broker warrants	16	12,106,737	17,699,802	(107,611)	(4,072,335)				13,519,856		13,519,856
Shares to be issued for the exercise of warrants				150,000					150,000		150,000
Exercise of options	17	607,500	1,890,443		(921,690)				968,753		968,753
Share-based compensation	17				2,389,404				2,389,404		2,389,404
Subscription for shares by non-controlling interest										1,272,179	1,272,179
Transactions with owners		97,167,183	208,219,490	150,000	21,531,185	-	(140,782)	(30,240,372)	199,519,521	13,042,699	212,562,220

Net profit (loss)								(49,757,070)	(49,757,070)	1,195,102	(48,561,968)
Other comprehensive profit							1,507,534		1,507,534	82,580	1,590,114
Total comprehensive profit (loss) for the year		-	-	-	-	-	1,507,534	(49,757,070)	(48,249,536)	1,277,682	(46,971,854)
Balance as of December 31, 2021		97,167,183	208,219,490	150,000	21,531,185	-	1,366,752	(79,997,442)	151,269,985	14,320,381	165,590,366

Balance as of January 1, 2020		36,029,607	24,234,623	493,414	9,580,333	47,891	(1,054,211)	(23,623,950)	9,678,100	10,441,584	20,119,684
Issuance of shares and warrants	16	10,292,500	3,067,294		1,602,706				4,670,000		4,670,000
Issuance of shares and warrants to settle debts owed for services provided	16	3,567,906	2,920,196		1,645,988				4,566,184		4,566,184
Issuance of convertible debentures and warrants	13				11,272	9,408			20,680		20,680
Issuance of bonds and warrants	14				64,896				64,896		64,896
Shares to be issued for business acquisition	6			37,261					37,261		37,261
Issuance of shares for business acquisition	6	158,832	127,065	(127,065)					-		-
Issuance costs - shares and warrants	16		(258,225)		65,725				(192,500)		(192,500)
Exercise of warrants and broker warrants	16	4,592,000	3,927,538		(1,144,399)				2,783,139		2,783,139
Exercise of warrants on surrender of non-convertible debentures	13	3,540,000	4,138,576		(702,010)				3,436,566		3,436,566
Conversion of convertible debentures	13	570,000	628,003			(57,299)			570,704		570,704
Shares to be issued for the exercise of warrants				107,611					107,611		107,611
Exercise of stock options	17	261,250	345,940		(84,690)				261,250		261,250
Share-based compensation	17				542,832				542,832		542,832
Transactions with owners		59,012,095	39,131,010	511,221	11,582,653	-	(1,054,211)	(23,623,950)	26,546,723	10,441,584	36,988,307
Net (loss) profit								(6,616,421)	(6,616,421)	1,102,910	(5,513,512)
Other comprehensive income							913,429		913,429	226,026	1,139,454
Total comprehensive profit (loss) for the year		-	-	-	-	-	913,429	(6,616,422)	(5,702,992)	1,328,936	(4,374,056)
Balance as of December 31, 2020		59,012,095	39,131,010	511,221	11,582,653	-	(140,782)	(30,240,372)	20,843,730	11,770,520	32,614,250

The accompanying notes are an integral part of these consolidated financial statement.

TENET FINTECH GROUP INC.

(Formerly Peak Fintech Group Inc.)

Consolidated Statements of Cash Flows

Years ended December 31, 2021 and 2020
(In Canadian dollars)

	Note	2021	2020
		$	$
OPERATING ACTIVITIES
Net profit (loss)		(48,561,968)	(5,513,511)
Non-cash items
Expected credit loss	7	(385,703)	242,593
Loss on deposit and subscription receivable		-	97,150
Depreciation of property and equipment	9	90,139	86,931
Depreciation of right-of-use assets	9	286,850	406,762
Amortization of intangible assets	10	2,267,281	379,850
Amortization of initial cost debenture		26,974	18,924
Accretion of debentures and bonds	13, 20.4	28,010	523,850
Accretion of lease interest	12, 20.4	65,908	30,426
Issuance of shares and warrants for settlement of debt	16	15,000	3,297,690
Expiration of deferred financing cost		-	353,377
Impairment charge - goodwill	10	41,386,422	-
Impairment charge - other intangibles	10	11,978,283	-
Change in fair value of contingent consideration payable	6	(3,556,574)	(217,325)
Loss on settlement of debt		-	784,750
Share-based compensation	17	2,389,404	542,832
Deferred tax liability		(3,178,838)	(203,917)

Loans receivable maturing in more than 12 months	7	729,113	4,197,103
Net changes in working capital items
Restricted cash		26,758	(80,091)
Income tax payable		2,057,056	962,856
Accounts receivable	8	17,875,366	(26,126,650)
Deposits made to third parties regarding transactions on platforms	8	(32,648,426)	-
Prepayment to third party subcontractors	8	(11,386,311)	-
Other debtors	8	1,080,986	6,651
Loans receivable maturing in less than 12 months	7	(1,742,412)	(4,474,748)
Assets held for resale		(137,226)	(183,733)
Other receivables	8	(84,123)	-
Other prepaid expenses		(399,166)	(159,056)
Accounts payable, advances and accrued liabilities	11	(19,111,554)	21,042,845
Cash flows from operating activities		(40,888,751)	(3,984,441)

INVESTING ACTIVITIES
Debtors		-	(585,528)
Deposit for investments		-	(194,900)
Property and equipment - additions	9	(54,210)	(16,140)
Property and equipment - disposals	9	6,247	-
Acquisition of subsidiaries - net of cash acquired	6	(11,063,412)	-
Intangible asset - additions	6, 10	(6,277,520)	(1,058,285)
Cash flows from investing activities		(17,388,895)	(1,854,853)

FINANCING ACTIVITIES
Proceeds (repayments) of advances from third parties		7,512,954	-
Proceeds / (repayment) of advances made from a Director		(270,911)	-
Repayment /proceeds of advances made from affiliates		(40,133)	40,134
Proceeds from advances from third parties		-	1,468,560
Repayment of demand loans		-	(27,489)
Repayment of lease liabilities	12	(565,880)	(517,170)
Proceeds from the issuance of shares and warrants	16	47,981,290	4,442,500
Proceeds from the issuance of debentures	13	-	50,000
Proceeds from the issuance of Bonds	14	-	292,464
Proceeds from the issuance of CEBA Loan		-	40,000
Proceeds from the exercise of warrants	16	13,669,856	2,890,750
Proceeds from the exercise of options	17	1,003,753	261,250
Subscriptions for shares from non-controlling interest		189,532
Cash flows from financing activities		69,480,461	8,940,999

IMPACT OF FOREIGN EXCHANGE		1,720,224	1,054,662
Net (decrease) increase in cash		12,923,039	4,156,367

Cash, beginning of year		5,873,876	1,717,509
Cash, end of year		18,796,914	5,873,876

The accompanying notes are an integral part of these consolidated financial statement.

TENET FINTECH GROUP INC.

(Formerly Peak Fintech Group Inc.)

Consolidated Statements of Financial Position

As at December 31, 2021 and 2020

(In Canadian dollars)

	Note	2021	2020
		$	$
ASSETS
Current
Cash	6 - 54	18,796,914	5,873,876
Restricted cash	14	53,333	80,091
Loans receivable	7	17,553,358	15,425,242
Assets held for resale		320,959	183,732
Debtors	8	56,001,475	30,575,357
Deposit for investments		-	194,900
Prepaid expenses and other current assets		1,675,549	989,718
		94,401,588	53,322,916

Loans receivable	7	3,270,333	3,999,446
Property and equipment	9	2,062,014	529,372
Intangible assets	10	32,845,799	3,163,877
Goodwill	10	62,522,554	-
Deferred tax assets		190,833	291,931
		195,293,123	61,307,542
LIABILITIES
Current
Accounts payable, advances and accrued liabilities	11	16,268,296	26,559,427
Lease liabilities	12	432,621	117,709
Current tax liabilities		3,625,683	1,568,626
Debentures	13	-	23,311
Conversion option		-	3,489
		20,326,600	28,272,562
Bonds	14	313,234	258,933
CEBA Loan	15	100,000	40,000
Lease liabilities	12	1,315,363	121,797
Foreign deferred tax liability		1,922,556	-
Canadian deferred tax liability		3,804,004	-
Contingent consideration payable	6	1,921,000	-
		29,702,757	28,693,292
SHAREHOLDERS' EQUITY
Capital stock	16	208,219,490	39,131,010
Shares to be issued	6	150,000	511,221
Contributed surplus		21,531,185	11,582,653
Accumulated other comprehensive income		1,366,752	(140,782)
Deficit		(79,997,442)	(30,240,372)
Shareholders' equity attributable to owners of the parent		151,269,985	20,843,730
Non-controlling interest		14,320,381	11,770,520
Total shareholders' equity		165,590,366	32,614,250
		195,293,123	61,307,542

Going concern uncertainty (note 2)

Subsequent events (note 26)

The accompanying notes are an integral part of these consolidated financial statement.

On behalf of the Board,

/S/ Johnson Joseph	/S/ Charles-André Tessier
Director	Director

10

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

1 - GOVERNING STATUTES, NATURE OF OPERATIONS AND GENERAL INFORMATION

Tenet Fintech Group Inc. (hereinafter "Tenet'' or the "Company"), previously named Peak Fintech Group Inc. until November 1, 2021, was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on May 13, 2008, and continued under the Canada Business Corporations Act on April 4, 2011. Tenet Fintech Group Inc.'s head office is located at 119 Spadina Avenue, Suite 705, Toronto, Ontario,. Its shares are traded on the Canadian Stock Exchange (CSE) under the symbol "PKK". Its shares are quoted in the U.S. on the OTC Market's Groups (OTCQX) under the symbol ''PKKFF''.

Tenet is the parent company of a group of innovative artificial intelligence (AI) and financial technology (Fintech) subsidiaries operating in Canada and China. Tenet's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of small- and medium- sized enterprises (SMEs) carry out a range of interactions and transactions, including in the commercial lending space, in a rapid, safe, efficient, and transparent manner.

2 - GOING CONCERN UNCERTAINTY AND COVID-19

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The use of these principles may not be appropriate.

The level of revenue currently being generated is not presently sufficient to meet the Company's working capital requirements and business growth initiatives . The Company's ability to continue as a going concern is dependent upon its ability to raise additional financing. Even if the Company has been successful in the past in doing so, including a financing by prospectus that generated a net cash inflow of $47,981,291 in the first quarter of 2021, there is no assurance that it will manage to obtain additional financing in the future. Also, the Company incurred a net loss of $48,561,968 for the year ended December 31, 2021 (2020 - loss of $5,513,511), it has an accumulated deficit of $79,997,442 as at December 31, 2021 (2020 - $30,240,372) and it has not yet generated positive cash flows from operations on a regular basis. Until that happens, the company will continue to assess its working capital needs and undertake whatever initiatives it deems necessary to ensure that it continues to be in a position to meet its financial obligations. These material uncertainties cast some significant doubt regarding the Company's ability to continue as a going concern.

Since the outbreak of the COVID-19 global pandemic, many businesses around the world have seen their operations negatively impacted by the health and safety measures, including limitations on the movement of goods and individuals, put into place by local governments to help control the spread of the outbreak. Although those measures have been relaxed in recent months, there still remains a great deal of uncertainty as to the extent and duration of the future impact of COVID-19 on global commerce and the Company's business. Moreover, China, in particular, has occasionally taken strong measures to try to curb the spread of the virus and protect its citizens and, in doing so, there has been an impact on the economic activities of many of its regions. Given that the Company has significant operations in China, any such measures may have an adverse impact on the Company's revenues and cash resources, ability to expand its business, access to suppliers, partners, and customers, and ability to carry on its day-to-day operations without interruption.

These consolidated financial statements do not include any adjustments or disclosures that may be necessary should the Company not be able to continue as a going concern. If this were the case, these adjustments could be material.

3 - CHANGES IN ACCOUNTING POLICIES

3.1 Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

At the date of authorization of these consolidated financial statements, several new, but not yet effective, standards and amendments to existing standards and interpretation have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Company. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Company's consolidated financial statements.

11

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1 Statement of compliance with IFRS

The consolidated financial statements of the Company have been prepared using accounting policies that are in accordance with International Financial Reporting Standards (IFRS).

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, except for the newly adopted standards.

The consolidated financial statements for the year ended December 31, 2021 (including comparative figures) were approved and authorized for the issue by the Board of Directors on May 1, 2022.

4.2 Basis of measurement

These consolidated financial statements are prepared on an accrual basis using the historical cost method.

4.3 Basis of Consolidation

These consolidated financial statements include the accounts of Tenet and all of its subsidiaries. The Company attributes total comprehensive income or loss of the subsidiary between the owners of the parent company and the non-controlling interests based on their respective ownership interests.

The following entities have been consolidated within these consolidated financial statements:

		% of ownership		Functional
Entities	Registered	and voting right	Principal activity	Currency

Tenet Fintech Group Inc.	Canada		Holding and parent company	Canadian dollar

Cubeler Inc. (note 6.3)	Canada	100%	Technology based product developer and procurement facilitator	Canadian dollar

Asia Synergy Limited	Hong Kong	100%	Holding	U.S. $

Asia Synergy Holdings	China	100%	Holding	Renminbi

Asia Synergy Technologies Ltd.	China	100%	Technology based product procurement facilitator	Renminbi

Asia Synergy Supply Chain Technologies Ltd (1)	China	100%	Technology based product procurement facilitator	Renminbi

Asia Synergy Solar-Gas & Oil Supply Chain Management Co.,Ltd (1)	China	100%	Technology based product procurement facilitator	Renminbi

Asia Synergy Data Solutions Ltd.	China	100%	Fintech	Renminbi

Asia Synergy Credit Solutions Ltd	China	100%	Credit outsourcing services	Renminbi

Asia Synergy Supply Chain Ltd	China	51%	Supply chain services	Renminbi

Asia Synergy Insurance Services Co.,Ltd (1)	China	100%	Fintech	Renminbi

Wuxi Aorong Ltd.	China	100%	Holding	Renminbi

Asia Synergy Financial Capital Ltd	China	51%	Financial institution	Renminbi

Beijing Huike Internet Technology (note 6.1)	China	100%	Technology based product facilitator	Renminbi

Wechain (Nanjing) Technology Service Co., Ltd. (note 6.1)	China	51%	Fintech	Renminbi

Beijing Kailifeng New Energy Technology Co., Ltd. (1)	China	51%	Technology based product facilitator	Renminbi

Shanghai Xinhuizhi Supply Chain Management Co.,Ltd. (1)	China	51%	Technology based product procurement facilitator	Renminbi

12

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

4.3 Basis of Consolidation (continued)

(1): Creation of new subsidiaries

In November 2020, the Company created a new subsidiary called Asia Synergy Supply Chain Technology ("ASST") being a wholly owned subsidiary of the Company, Asia Synergy Technologies ("AST"), for the purpose of being involved in the distribution of food products and beverages. As a result, AST owns 100% interest in ASST.

In May 2021, the Company created a new subsidiary called Asia Synergy Solar-Gas & Oil Supply Chain Management Co. Ltd ("AJP"), which is a wholly-owned subsidiary of Asia Synergy Technologies ("AST"), for the purpose of being involved in the distribution of different products within the gas and oil retail industry. AST owns a 100% interest in AJP.

In June 2021, the Company created a new subsidiary called Asia Synergy Insurance Service Co. Ltd ("ASSI"), which is a wholly-owned subsidiary of Asia Synergy Data Solutions Ltd.("ASDS"), for the purpose of being involved in the distribution of insurance products in China. ASDS owns a 100% interest in ASSI.

In September 2021, the Company created a new subsidiary, Beijing Kailifeng New Energy Technology Co. Ltd. ("Kailifeng"), for the purpose of being involved in the distribution of clean energy products. Kailifeng is a wholly-owned subsidiary of ASDS.

In December, 2021, AST and Yunnan Rongsen Investment Co., Ltd. invested in, and established, Shanghai Xinhuizhi Supply Chain Management Co., Ltd. ("ASAC"). AST holds a 51% ownership interest in the newly incorporated entity. ASAC was formed for the purpose of being involved in the supply chains of agriculture products, including, but not limited to, coffee beans and coffee powders in mainland China.

The Company's subsidiaries each have an annual reporting date of December 31 and are incorporated in either Canada, Hong Kong or China. All intercompany transactions and accounts were eliminated upon consolidation, including unrealized gains or losses on intercompany transactions. Where unrealized losses on intercompany asset sales are reversed upon consolidation, the underlying asset is also tested for impairment from the Company's perspective. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Company.

Profit or loss of subsidiaries acquired or disposed of during the year are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

4.4 Foreign currency translation

Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company.

Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the respective entity, using the exchange rates prevailing at the date of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items denominated in a foreign currency at year-end exchange rates are recognized in profit or loss.

Non-monetary items are not retranslated at year-end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value, which are translated using the exchange rates at the date when fair value was determined.

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TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

4.5 Foreign operations

In the consolidated financial statements, all assets, liabilities and transactions of the entities with a functional currency other than Canadian dollars are translated into Canadian dollars upon consolidation. The functional currency of the entities has remained unchanged during the reporting period.

On consolidation, assets and liabilities have been translated into Canadian dollars at the closing rate at the reporting date. Revenue and expenses have been translated into Canadian dollars at the average rate over the reporting period. Exchange differences are charged or credited to other comprehensive income and recognized in the currency translation reserve in equity. On disposal of a foreign operation, the related cumulative translation differences recognized in equity are reclassified to profit or loss and are recognized as part of the gain or loss on disposal.

4.6 Segment reporting

The Company presents and discloses segmental information based on information that is regularly reviewed by the chief operating decision maker who is responsible for allocating resources and assessing the performance of the operating segments. The chief operating decision maker has been identified as the senior management team, which makes strategic and operational decisions.

For management purposes, the Company uses the same measurement policies as those used in its financial statements.

In addition, corporate assets which are not directly attributable to the business activities of any operating segments are not allocated to a segment. This primarily applies to the Company's headquarters.

4.7 Revenue recognition

Revenue arises mainly from the sale of goods and the rendering of financial services. To determine whether to recognize revenue, the Company follows a 5-step process:

─ identifying the contract with a customer;

─ identifying the performance obligations;

─ determining the transaction price;

─ allocating the transaction price to the performance obligations;

─ recognizing revenue when performance of obligation is satisfied.

Revenue is recognized either at a point in time or over time when the Company satisfies performance obligations by transferring the promised goods or services to its customers.

Financial services

Financial services revenues include interest revenue earned from commercial loans to small and medium-sized businesses and entrepreneurs and fees earned for services rendered to financial institutions to manage loans made to their customers.

Interest revenue earned from commercial loans is recorded using the effective interest rate method.

Service fees

Service fee revenues include fees earned for services rendered to financial institutions to help them find loan candidates, determine what potential or existing customers to lend to, manage their credit risk exposure, and help facilitate their credit transactions through the Company's technology platforms.

Service fees earned for services rendered to financial institutions over time is calculated based on a percentage of the value of the transactions associated with the services or in some cases, represent the price to obtain risk analysis or similar types of reports, charged either per report or on a subscription basis.

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TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Supply chain services

Supply chain services revenue relates to services provided to supply chain participants to allow them to acquire the materials they need on credit.

The services include a bundle of three services:

- assistance to get financing from financial institutions,

- assistance to find materials suppliers,

- assistance for the transportation and warehousing of the acquired materials

Supply chain service revenue is earned when the Company satisfies performance obligation for all three elements by transferring the service to its customers. At this point, the customer is invoiced as follows:

Financing : A percentage of the value of the purchase order financed,

Material suppliers: A percentage of the value of the purchase order,

Transportation and warehousing: Price established on a case-by-case basis according to the characteristics of the purchase order, including location, quantity, storage time and other factors.

4.8 Assets held for resale

Assets held for sale are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than continuing use and a sale is highly probable. Assets designated as held for sale are accounted for at the lower of their carrying amount at designation and fair value less costs to sell.

4.9 Current and deferred income taxes

Tax expense recognized in profit or loss when applicable comprises the sum of deferred tax and current tax not recognized directly in equity.

Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted by the end of the reporting period.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred tax is not provided on the initial recognition of goodwill, or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax on temporary differences associated with investments in subsidiaries is not provided if reversal of these temporary differences can be controlled by the Company and it is probable that reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided those rates are enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized to the extent that it is probable that the underlying tax loss or deductible temporary difference will be able to be utilized against future taxable income. This is assessed based on the Company's forecast of future operating results, adjusted for significant non-taxable income and expenses and specific limits on the use of any unused tax loss or credit. Deferred tax liabilities are always provided for in full.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to set off current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized directly in the equity, in which case the related deferred tax is also recognized in equity.

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TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

4.10 Basic and diluted loss per share

Basic loss per share is calculated using the net loss and the weighted average number of outstanding shares during the year. Diluted loss per share is calculated by adjusting the weighted average number of outstanding shares, for the effects of all dilutive potential ordinary shares which include convertible debentures, options and warrants. Since the Company has incurred losses, the diluted loss per share is equal to the basic loss per share due to the antidilutive effect of convertible debentures, options and warrants. Since the Company has incurred losses, the diluted loss per share is equal to the basic loss per share due to the antidilutive effect of convertible debentures, options and warrants.

4.11 Financial instruments

The Company classifies a financial asset or a financial liability in its statement of financial position when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures a financial asset or a financial liability at its fair value plus or minus, transaction costs that are directly attributable to the acquisition of the financial asset or the financial liability where applicable.

Financial assets

The Company classify financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss, based on its business model for managing the financial asset and the financial asset contractual cash flow characteristics. The three categories are defined as follows:

(a) Amortized cost- A financial asset is measured at amortized cost if both of the following conditions are met:

- the net asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

- the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(b) Fair value through other comprehensive income - Financial assets are classified and measure at fair value through other comprehensive income if they are held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets

(c) Fair value through profit or loss - Any financial assets that are not held in one of the two business models mentioned are measured at fair value through profit or loss.

When, and only when, the Company changes its business model for managing financial assets it must reclassify all affected financial assets.

The Company's financial assets comprised of cash and restricted cash, loans receivables, and debtors (except sales tax receivable) are measured at amortized cost. After initial recognition, these are measured at amortised cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial.

Impairment of financial assets

The Company assess the impairment of its loans receivables and debtors using the expected credit loss model. The Company considers a broader range of information when assessing credit risk and measuring expected credit loss including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

At the end of each reporting period, the Company applies a three-stage forward looking impairment approach for its loans and debtors to measure the expected credit loss (ECL).

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TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

4.11 Financial instruments (continued)

Determining the stage

The ECL three-stage impairment approach is based on the change in the credit quality of financial assets and the credit quality have not deteriorated significantly since initial recognition. If the credit risk and the credit quality of non-impaired financial instruments has not deteriorated significantly since initial recognition, these financial instruments are classified in Stage 1, and an allowance for credit losses is measured and recorded at an amount equal to 12-month expected credit loss. When there is a significant increase in credit risk and the credit quality have deteriorated significantly since initial recognition, these non-impaired financial instruments are migrated to Stage 2, and an allowance for credit losses is measured and recorded at an amount equal to lifetime expected credit losses. When one or more events that have a detrimental impact on the estimated future cash flows of a financial asset has occurred, the financial asset is considered credit- impaired and is migrated to Stage 3, and an allowance for credit losses equal to lifetime expected losses continue to be recorded or the financial asset is written off.

The interest income is calculated on the gross carrying amount for financial assets in Stages 1 and 2 and on the net carrying amount for financial assets in stage 3.

Measurement of Expected Credit losses (ECL)

ECLs are measured as the probability-weighted present value of all expected cash shortfalls over the remaining expected life of the financial instruments, and reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions is considered. The estimation and application of forward-looking information requires significant judgment. The cash shortfall is the difference between all contractual cash flows owed to the Company and all the cash flows that the Company expects to receive.

The measurement of ECLs is primarily based on the product of the financial instruments probability of default, loss given default, and exposure at default. Forward-looking macroeconomic factors such as credit default indices, interest rates and gross domestic product are incorporated into the risk parameters. The estimate of expected credit losses reflects an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes. Due to the short-term nature of the Company's commercial loans, the forward- looking macroeconomic factors are generally not important to the Company.

A financial asset is deemed credit-impaired when one or more events with a detrimental impact on its estimated future cash flows have occurred. Such events could include but are not limited to 1) significant financial difficulty of the counterparty; 2) a breach of contract, such as a default or past-due event; or 3) the likelihood that the counterparty will enter bankruptcy or other financial reorganization.

Debtors are written off (i.e. derecognised) when there is no reasonable expectation of recovery. Failure to make payments within 180 days from the invoice date and failure to engage with the Issuer on alternative payment arrangement amongst other is considered indicators of no reasonable expectation of recovery.

The Company applies experienced credit judgment to adjust the modelled ECL results when it becomes evident that known or expected risk factors and information were not considered in the credit risk rating and modelling process.

Simplified approach has been used for the calculation of the ECL for accounts receivable.

Financial liabilities

The Company's liabilities include accounts payable, advances and accrued liabilities, contingent consideration payable, conversion option, debentures and CEBA loan.

When the Company becomes a party to the contractual provisions of the financial instruments, these are initially measured at fair value adjusted for transaction costs unless the Company classified its financial liability at fair value through profit or loss (''FVTPL'').

Subsequently, financial liabilities are measures at amortized cost using the effective interest method except for the contingent consideration payable and conversion options classified at FVTPL, which are carried subsequently at fair value with gains or losses recognized in profit or loss.

The liability and equity components of debentures are presented separately on the consolidated statements of financial position starting from initial recognition.

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TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

4.11 Financial instruments (continued)

The liability component is recognized initially at the fair value, by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability of comparable credit status and providing substantially the same cash flows that do not have an associated conversion option. Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest method; the liability component is increased by accretion of the discounted amounts to reach the nominal value of the debentures at maturity.

The carrying amount of the equity component is calculated by deducting the carrying amount of the financial liability from the amount of the debentures and is presented in shareholders' equity as equity component of convertible debentures. A deferred tax liability is recognized with respect to any temporary difference that arises from the initial recognition of the equity component separately from the liability component. The deferred tax is charged directly to the carrying amount of the equity component. Subsequent changes in the deferred tax liability are recognized through the consolidated statements of comprehensive profit and loss.

4.12 Property and equipment

Property and equipment are initially recorded at acquisition cost, including any costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by the Company's management. Property and equipment are subsequently measured at cost less accumulated depreciation and impairment.

Depreciation is recognized on a straight-line basis using rates based on the estimated useful lives of the asset as follows:

Useful life
IT and office equipment	2-5 years
Vehicles and other equipment	3-5 years
Right-of-use assets	0-10 years

The assets' residual values and useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period.

4.13 Intangible assets

Intangible assets acquired separately are initially recognized at acquisition cost and are subsequently measured at cost less accumulated depreciation and impairment losses. Intangible assets acquired through business combination are measured initially at their fair value as at the date of acquisition. After initial recognition, intangible assets are recorded at cost less accumulated amortization, if they are amortizable, and less accumulated impairment.

Amortization is recognized on a straight-line basis using rates based on the estimated useful lives of the asset as follows:

Useful life
Fintech platforms (Gold River, Cubeler, and others)	3-8 years
Tradename	5-8 years
Loan servicing agreements	10 years

The assets' residual values and useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period.

4.14 Business combinations

The Company applies the acquisition method in accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. The Company measures the non-controlling interest, if any, at the proportionate share in the acquiree's identifiable net assets. Acquisition costs are expensed as incurred.

Assets acquired and liabilities assumed are recorded at their acquisition-date fair values.

After initial recognition, goodwill is measured at cost less any accumulated impairment.

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TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

4.15 Impairment of goodwill and long-lived assets

For impairment assessment purposes, assets are grouped at the lowest levels for which there are largely independent cash inflows called cash-generating units (CGUs). As a result, some assets are tested individually for impairment and some are tested at the CGU level. Goodwill is allocated to those CGUs that are expected to benefit from synergies of a related business combination and represent the lowest level within the group at which management monitors goodwill.

CGUs to which goodwill has been allocated (determined by the Company's management as equivalent to operating segments) are tested for impairment at least annually. All other individual assets or CGUs are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's (or CGUs) carrying amount exceeds its recoverable amount which is the higher of fair value less costs of disposal and value-in-use. To determine the value-in-use management estimates expected future cashflows from each CGU and determines a suitable discount rate in order to calculate the present value of those cashflows. The data used for impairment testing is directly linked to the Company's latest approved budget, adjusted as necessary to exclude the effects of future reorganisations and asset enhancements. Discount factors are determined individually for each CGU and reflect current market assessments of the time value of money and asset specific risk factors.

Impairment losses for CGUs reduce first the carrying amount of any goodwill allocated to that CGU. Any remaining impairment loss is charged pro-rata to the other assets in the CGU.

With the exception of goodwill, all assets are subsequently reassessed for indications an impairment loss previously recognised may no longer exist. An impairment loss is reversed if the asset's or CGU's recoverable amount exceeds it's carrying amount.

4.16 Provisions

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive commitment that has resulted from past events.

Provisions are recognized at the best estimate of the expenditure required to settle the present obligation at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

4.17 Equity

Capital stock represents the amount received on the issue of shares less incremental costs, net of tax, directly attributable to the issue of the shares. If shares are issued after share options or warrants are exercised, it also includes compensation costs previously recognized in contributed surplus.

Unit Placements ("Units")

The Company allocates the equity financing proceeds between common shares and warrants according to the relative fair value of each instrument. The fair value of the common shares is determined according to the market price of the shares on the Canadian Securities Exchange on the issuance date, and the fair value of the warrants is determined using the Black & Scholes pricing model.

Contributed surplus within equity includes amounts in connection with share options and warrants issued. When share options and warrants are exercised, the related compensation cost is transferred in capital stock.

When conversion of debentures occurs, the related cost is transferred from equity component of convertible debentures to capital stock. Issue cost related reduce the equity.

Deficit includes all current and prior period losses and the value of the extended warrants.

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TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

4.18 Share-based payments

The Company operates equity-settled share-based payment plans for its eligible directors, officers, employees and others providing similar services. None of the Company's plans features any options for a cash settlement.

All goods and services received in exchange for the grant of any share-based payments are measured at their fair values, unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods and services received, the Company shall measure their value indirectly by reference to the fair value of the equity instruments granted. For the transactions with employees and others providing similar services, the Company measured the fair value of the services received by reference to the fair value of the equity instruments granted.

All equity-settled share-based payments (except warrants to brokers, agents and finders) are ultimately recognized as an expense in the profit or loss with a corresponding credit to contributed surplus, in equity. Equity-settled share-based payments to brokers, in respect of an equity financing, are recognized as issuance costs and are presented as a reduction to the equity instruments with a corresponding credit to contributed surplus, in equity.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting year, based on the best available estimate of the number of share options expected to vest. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised if there is an indication that adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior period if share options ultimately exercised are different to that estimated on vesting.

4.19 Leased assets

The Company recognized a right-of-use asset and a lease liability with respect to a lease on the date the underlying asset is available for use by the Company (hereafter, the "commencement date").

The right-of-use asset is initially measured at cost, which includes the initial lease liabilities adjusted for lease payments on or before the commencement date, plus initial direct costs incurred and an estimate of all of the costs for dismantling and removing the underlying asset, less any lease incentives received.

The right-of-use asset is amortized over the shorter of the estimated useful life of the underlying asset or the lease term on a straight-line basis. Additionally, the cost of a right-of-use asset is reduced by any accumulated impairment losses and, as appropriate, adjusted for any remeasurement of the related lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date over the lease payments to be made over the lease term, calculated using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as its discounting rate. The lease payments included in the lease liability include the following, in particular:

- Fixed payments, including in-substance fixed payments, less any lease incentives receivable;

- Variable payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

- Lease payments relating to extension options that the Company is reasonably certain it will exercise.

Accordingly, lease payments and the lease liability include payments relating to lease and non-lease components.

The Company has elected not to recognize separately non-lease components of leases for office space (buildings).

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TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

4.19 Leased assets (continued)

The interest expense relating to lease liabilities is recognized in profit or loss using the effective interest method. New right-of-use assets and liabilities are non-cash transactions and thus excluded from the consolidated statement of cashflows.

The lease liability is remeasured when there is a change in future lease payments resulting from a change in an index or when the Company changes its measurement with respect to the exercise of a purchase, extension or termination option. The lease liability adjustment is adjusted against the related right-of-use asset or recorded in profit or loss if the right-of-use asset is reduced to zero.

Lease payments relating to leases for which the underlying asset is of low value are recognized on a straight-line basis as an expense in profit or loss. Low-value assets include computer equipment and small office furniture.

5 - CRITICAL ACCOUNTING ESTIMATES, JUDGMENTS AND ASSUMPTIONS

The preparation of the Company's consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts presented and disclosed in the consolidated financial statements. Management reviews these estimates and assumptions on an ongoing basis based on historical experience, changes in business conditions and other relevant factors that it believes to be reasonable under the circumstances. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about the significant critical accounting estimates, judgments and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities and expenses is provided below.

5.1 Estimates

5.1.1 Share-based payments and warrants

The estimation of the fair value of options and warrants at the date of grant requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. Details of the assumptions used by the Company are given in notes 16 and 17.

5.1.2 Impairment of goodwill and long-lived assets

Determining if there are any facts and circumstances as indicating impairment loss or reversal of impairment losses is a subjective process involving judgement and a number of estimates and assumptions in many cases.

In assessing impairment, management assesses the recoverable amount of each asset or CGU based on expected future cashflows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate. In 2021, the Company recorded an impairment loss on goodwill (refer note 10).

5.1.3 Leases

Recognizing leases requires judgment and use of estimates and assumptions. Judgment is used to determine whether there is reasonable certainty that a lease extension or cancellation option will be exercised. Furthermore, management estimates are used to determine the lease terms and the appropriate interest rate to establish the lease liability.

5.1.4 Acquisition valuation method

The Company uses valuation techniques when determining the fair value of certain assets and liabilities acquired in a business combination. In particular, the fair value of the intangible assets, and contingent consideration is dependent on the outcome of many variables including the acquirees' future profitability.

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TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

5 - CRITICAL ACCOUNTING ESTIMATES, JUDGMENTS AND ASSUMPTIONS (CONTINUED)

5.2 Judgments

5.2.1 Deferred tax assets

The Company must use certain assumptions and important accounting judgments to determine if deferred taxes can be recognized. Management has to evaluate whether it is more likely than not that they will be realized, taking into consideration all probable elements at their disposal to determine if all or part of deferred taxes will be recognized. To determine this probability, certain factors have to be taken into account, notably the Company's projection of future taxable income and determine in which fiscal period these profits should materialize.

5.2.2 Going concern

The assessment of the Company's ability to continue as a going concern and to have sufficient funds to pay its ongoing operating expenditures, meet its liabilities the ongoing year, involve significant judgment based on historical experience and other factors including expectation of future events that are believed to be reasonable under the circumstances. More information about the going concern is disclosed in note 2.

6 - BUSINESS COMBINATIONS

6.1 Acquisition of subsidiaries - Huike and Wechain

On September 1, 2021, the Company, through its subsidiary ASDS, acquired 100% of the share capital of Beijing Huike Internet Technology ("Huike") and also 51% of the issued share capital of Wechain (Nanjing) Technology Service Co., Ltd ("Wechain"). A description of the non- controlling interest is included in note 23.

The Huike acquisition is considered in more detail in section 6.2 as part of the discussion on the acquisition of the Heartbeat platform.

Wechain, which was incorporated on September 16, 2020, was acquired to operate the Weiliangou (BBC) platform, which will develop analytics and AI software used by banks and financial institutions in China. As of the date of its acquisition by ASDS, Wechain had traded and incurred retained losses and had accrued outstanding net liabilities totalling $216,422. The acquisition of Wechain was completed for no additional consideration and the net liabilities assumed gave rise to goodwill on consolidation totalling $216,421, which was immediately treated as impaired and written off to profit and loss.

6.2 Acquisition of Heartbeat Platform asset and associated business

On September 1, 2021, the Company, through its ASDS, executed an agreement with shareholders of Huayan Kun Tai Technology Company Ltd ("Huayan") and Huike to purchase the assets and business known as the Heartbeat platform. The Heartbeat platform provides various solutions to insurers and insurance brokers in China and, in return, earns service fees based on the value of transactions occurring on the platform. The assets acquired comprised of the platform technology itself, owned by Huayan, and the operating assets of the business, owned by Huike. Huike also outsourced all employee functions to Huayan. Under the agreement, ASDS first acquired 100% of the share capital of Huike and then Huike acquired the Heartbeat platform from Huayan. At the same time, all Huayan employees associated with the operation of the Heartbeat platform were transferred to Huike. Prior to the acquisition date, Huike, which was incorporated on March 13, 2019, operated the Heartbeat platform through a licensing arrangement with Huayan. Huayan and Huike were related companies, having common shareholders. Together, the acquisition of Huike, the Heartbeat platform assets, and the Huayan employees operating the Heartbeat platform are collectively referred to as the "Heartbeat Business".

The purchase price for the Heartbeat Business totalled up to $31,000,000, split between up front consideration totalling $17,900,000, comprising cash of $11,000,000 and the issuance of 600,000 common shares of the company valued at $11.50 per share ($6,900,000). The initial equity consideration, while paid upfront, is contingent on achieving certain financial metrics related to net profit targets set for the business for the 4-month period ended December 31, 2021 and the year ended December 31, 2022. A further two share instalments with a maximum combined value of $13,100,000 are payable as at December 31, 2022, and December 31, 2023, respectively, contingent on achieving additional net profit targets agreed for each calendar year. Consequently the total potential undiscounted payments Tenet may be required to make under this arrangement range between $Nil and $20,000,000. As at September 1, 2021, the fair value of consideration payable under this agreement was estimated using a discount rate of 66%, at $23,377,574.

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TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

6 - BUSINESS COMBINATIONS (CONTINUED)

6.2 Acquisition of Heartbeat Platform asset and associated business (continued)

The fair value of the Heartbeat platform assets acquired was estimated at $7,475,000 based on management's financial projections for those assets over the first 28 months of operations and an external valuation commissioned by management. The Company used probability- weighted estimates, assumptions about certain financial performance metrics and an appropriate discount rate to estimate the net present value of projected cashflows. The intangible assets acquired under the agreement have been identified as the Heartbeat insurance product management and brokerage platform ($7,471,000) and the Heartbeat tradename ($4,000). These assets are each considered to have a useful life of 8 years.

From the date of acquisition, Heartbeat platform contributed $255,627 of revenue and $479,652 to loss before tax from continuing operations of the Company.

6.3 Acquisition of Cubeler Inc

On October 1, 2021, the Company acquired 100% of the outstanding shares of Cubeler Inc. ("Cubeler"). Cubeler, a Canadian company incorporated on July 30, 2015, owns the Cubeler software (the "Cubeler Software"). Cubeler, through the Cubeler Software, has the technology and business model to offer a business development platform and ecosystem in chosen markets worldwide (the "Cubeler Platform"). Prior to acquisition, Cubeler was developing a business model, under which its business development platform offer SMEs easy access to funding sources, advertising on the ecosystem, the ability to network with other members, and access to exclusive market intelligence reports. Cubeler's primary target market is North America, with the potential to expand to other markets and geographies in the future. In exchange for the services offered, members will agree to share their business financial data with Cubeler, which it will aggregate, anonymize, and use to generate revenue. Cubeler would also grant exclusive licenses for third parties to use the Cubeler Software in specified markets and geographies. Prior to the acquisition of Cubeler, Tenet was only licensed to use and commercialize the Cubeler software in the Chinese market.

Tenet's acquisition of Cubeler allows it to access the North American market but also secures its rights to use the Cubeler Software in the Chinese market in perpetuity.

Under the terms of the Cubeler acquisition, Tenet paid consideration with a fair value totalling $107,654,255, comprising $1,000,000 in cash and a total of 11,133,012 common shares of Tenet at $9.58 per share.

The Cubeler Inc. acquisition constitutes a related party transaction, as some directors and officers were shareholders. As a group, the Company's directors and officers owned approximately 40% of Cubeler Inc.

Pre-existing relationship between Tenet and Cubeler - Software and Royalty Licensing Agreement

Pursuant to the terms of a Software and Royalty Licensing Agreement dated March 27, 2017, between Tenet (then Peak Positioning Technologies Inc) and Cubeler, as amended (the "Licensing Agreement"), Cubeler granted an exclusive license Tenet to use and commercialize the Cubeler Software in China for 10 years. Since then, Tenet, using the Cubeler Software, has created the Business Hub, an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with transparency.

The Licensing Agreement represented a pre-existing contractual relationship between the parties that was settled on the date of acquisition. As part of the validation of the purchase price for the Cubeler acquisition, Tenet's management obtained third party opinions about current market royalty rates for similar technology assets and markets, which indicated that the existing royalty terms between the parties were in line with current market rates and, consequently, no gain or loss arose on the effective settlement of this pre-existing relationship, arising as a result of the business combination.

From the date of acquisition, Cubeler Inc. contributed nil of revenue and $54,446,089 to loss before tax from continuing operations of the Company. This loss includes the impairment of goodwill of Cubeler of $41,170,000 and the impairment of intangible assets of $11,978,283. If the combination had taken place at the beginning of the year, pro forma revenue from continuing operations would have been $259,032 and pro forma loss before tax for the Company would have been $54,552,076 . The pro forma results of operations are not intended to reflect the results that would have actually occurred had the acquisition closed on January 1, 2021. Further, the pro forma results of operations are not necessarily indicative of the results that may be generated by the Company in the future or reflect future events that may occur following the acquisition in a subsequent period or periods.

23

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

6 - BUSINESS COMBINATIONS (CONTINUED)

6.4 Accounting for business combinations

A preliminary purchase price allocation for the Heartbeat, Wechain and Cubeler acquisitions have each been determined to constitute business combinations and, accordingly, each has been accounted for using the acquisition method of accounting.

	Heartbeat	Wechain	Cubeler	Total
Fair value of consideration transferred	$	$	$	$
Consideration paid
Cash	11,000,000	-	1,000,000	12,000,000
Contingent consideration paid
Issuance of 600,000 shares of the Company at $11.50/share	6,900,000	-	-	6,900,000
Issuance of 11,133,012 shares of the Company at $9.58/share	-	-	106,654,255	106,654,255
Total consideration paid as at year end	17,900,000	-	107,654,255	125,554,255

Contingent consideration payable
Issuance of shares of the Company on December 31, 2022 - up to $7.1m in value	3,717,074	-	-	3,717,074
Issuance of shares of the Company on December 31, 2023 - up to $6m in value	1,760,500	-	-	1,760,500
Total estimated contingent consideration payable at September 1, 2021	5,477,574	-	-	5,477,574
Total consideration (paid and contingent consideration)	23,377,574	-	107,654,255	131,031,829

Identifiable net assets acquired	$	$	$	$
Cash	185,830	308,867	441,891	936,588
Other receivables	-	-	228,346	228,346
Other current assets	292,547	384	132,579	425,510
Property and equipment	1,574	12,942	190,609	205,125
Fintech Platforms	7,471,000	-	23,862,000	31,333,000
Tradename	4,000	-	5,283,000	5,287,000
Other non-current assets	-	3,310	-	3,310
Accounts payable and accrued liabilities	(1,204,036)	(541,925)	(108,965)	(1,854,926)
Lease liabilities	-	-	(179,807)	(179,807)
Deferred tax liability	(1,868,750)	-	(7,332,543)	(9,201,293)
CEBA Loan	-	-	(60,000)	(60,000)
Identifiable total net assets	4,882,165	(216,422)	22,457,110	27,122,853
Goodwill arising on acquisition	18,495,409	216,422	85,197,145	103,908,976
	23,377,574	-	107,654,255	131,031,829

	$	$	$	$
Consideration paid in cash	11,000,000	-	1,000,000	12,000,000
Cash and cash equivalents acquired	(185,830)	(308,867)	(441,891)	(936,588)
	10,814,170	(308,867)	558,109	11,063,412

The goodwill of $18,498,983 arising from at Heartbeat acquisition arises from the expected significant revenue growth associated with the successful execution of the expansion plans to provide an insurance-tech platform for small and medium enterprises. None of the goodwill is expected to be deductible for income tax purposes.

The fair value of the common shares issued as part of the consideration paid for Cubeler Inc. was determined based on the quoted market value of the stock price of the Company on the acquisition price.

24

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

6 - BUSINESS COMBINATIONS (CONTINUED)

6.5 Acquisition from Wuxi Wenyi Financial Services Co.

On January 1, 2019, the Company, through its subsidiary Asia Synergy Credit Solutions ("ASCS"), transferred certain assets and personnel from Wuxi Wenyi Financial Services Co. ("Wenyi"). Wenyi offered turn-key credit outsourcing services to banks and other lending institutions in China. The asset transfer was made to enhance the Company's position in the commercial lending market in China. The assets acquired were intangible assets consisting of loan-servicing agreements. The assets acquired were determined to constitute a business combination and, accordingly, the acquisition was accounted for using the acquisition method of accounting.

The purchase price payable for this acquisition was to be settled with the issuance of up a maximum of 2,000,000 shares of the Company. The final value of consideration payable was contingent on achievement by ASCS of certain financial performance metrics during its first 18 months of operations. In the event that 2,000,000 shares were to be issued after the 18-month period and the listed common share price of the Company was less than $1.00 at that time, the Company was to issue additional shares to bring the aggregate consideration value to $2,000,000.

As at September 30, 2020, the 18 month performance period concluded and based on actual results of ASCS the final contingent consideration payable was settled at $530,675. As per the asset transfer agreement, the total number of shares issuable to settle the consideration totalled 1,340,000 at an average issue price of $0.40 per share.

On November 11, 2020, the Company issued 158,331 post consolidation common shares of the Company, at $0,80 per share, in part settlement ($127,065) of the consideration payable under the asset transfer agreement. On April 8, 2021, the Company issued the final tranche of shares under the agreement (511,168 post consolidation shares at $0,79 per share totalling $403,823). As at December 31, 2021, the consideration remaining payable under the agreement totalled $Nil (December 31, 2020 - $403,823).

6.6 Subsequent Accounting

At each balance date, the Company will revise its estimation of the fair value of the contingent consideration payable under the Heartbeat Acquisition and record an accretion entry accordingly. The re-evaluation process will take into account the historical performance of the operations of Huike and Heartbeat platform assets compared to agreed targets and discount the resultant estimate of the value of share instalments payable. As at December 31, 2021, the value of contingent consideration payable was estimated as $1,921,000 and, consequently, an amount of $3,556,574 was recorded as income in the consolidated statements of comprehensive profit and loss with a corresponding debit recorded in the consolidated statement of financial position to contingent consideration payable.

The intangible assets recorded as part of the Heartbeat and Cubeler purchase price allocations, excluding goodwill, will be amortized to the profit and loss account over their remaining useful lives, estimated to be 8 years. During the year ended December 31, 2021, an amount of $1,222,075 was charged to the consolidated statement of comprehensive profit and loss in respect of amortization of intangible assets acquired under business combinations in the current year (refer note 10).

7 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

One of the Company's subsidiaries in China, Asia Synergy Financial Capital ("ASFC"), provides various financial services to small- and medium-sized enterprises.

ASFC provides loans that are either guaranteed by a third party and/or collateral assets. The loans secured with collateral are either secured by second-hand vehicles or by the residential property of the borrower. Loans that are not guaranteed by collateral assets are guaranteed by a third party.

Loans guaranteed by second-hand vehicles.

The second-hand vehicles are valued by the company credit department before approving a loan. The loan value at inception represents typically between 50% to 80% of the collateral value with an average of 76% as at December 31, 2021 (78% as at December 31, 2020). The second-hand vehicles collateral value is evaluated at the beginning of the loan and periodically during the life of the loan, based on an industry recognized used car guide which has been validated by company personnel, their knowledge, experience and the inspection process before approval of the loan.

25

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

7 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

Loans guaranteed by second rank mortgage on residential property

Before approving a loan, the Company's credit department will assess the value of any other mortgages taken out on the residential property and put as collateral by the prospective borrower. The loan value at inception typically represents between 25% and 32% of the collateral value exceeding the first rank mortgage taken by the borrower. The value of the residential property is evaluated at the beginning of the loan and periodically during the life of the loan based on a residential broker site, which is validated by the Company personnel, their knowledge, experience and inspection process before approval of the loan.

All the loans secured by collateral assets are registered on the appropriate government regulated system.

Credit Loans guaranteed by a third party

The Company makes loans to small and medium enterprises in the technology sector. Before approving a loan, the Company performs an initial credit evaluation of the borrower. The credit evaluation includes: the borrower company's credit profile, operating performance, financial statements, tax payments/receipt records, shareholders' structure and their individual credit rating. Based on the result of this initial evaluation, the Company will then proceed to sign a loan agreement with the SMEs borrowers. To mitigate the default risk in the case of any overdue situation incurred re these credit loans, a letter of guarantee must also be signed before the loan is finally granted to SMEs borrowers. Accordingly, a 3rd party must accept to provide a full guarantee to cover any overdue principal and interest on behalf of the borrowers. The company will also perform on-going monitoring of SMEs borrowers in the tech industry through visits, phone calls and follow- up on business models development.

For the majority of loans granted, principal and interest are payable by the borrower on a monthly basis.

Loans receivables are described as follows :

	2021-12-31	2020-12-31
	$	$
Principal balance loans receivables	20,989,935	20,009,105
Less expected credit loss (ECL)	(166,244)	(584,417)
Loan receivables net	20,823,691	19,424,688

Loans receivables maturing in less than 12 months	17,553,358	15,425,242
Loans receivables maturing in more than 12 months	3,270,333	3,999,446
Total loans	20,823,691	19,424,688

Impaired loans and allowances for credit loss

The Company performed a three-stage forward looking impairment approach to its loan portfolio to measure the expected credit loss as described in detail in note 4.11.

Credit quality of loans

The following table presents the gross carrying amount of loans receivables at December 31, 2021 and 2020 , according to credit quality and ECL impairment stages.

26

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

7 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

ECL is calculated on loan value at the period end that are not insured by a third party with an assumption of a credit loss allocation provision applied as follows:

		Credit loss	Credit loss
		allocation	allocation
	Credit loss	applied -	applied -Credit
	allocation	Residential	and supply chain
	applied - Auto	Property	finance credit
Stage 1 : 1%	1.0%	1.0%	2.0%
Stage 2: 30%	7.0%	1.0%	2.0%
Stage 3 :100%	12.0%	1.0%	2.0%

		Gross Carrying	Allowance for	Net Carrying
December 31, 2021%		amount	credit loss	Amount
		$	$	$
Stage 1 Not overdue <= 30 Days	85.2%	17,882,518	(3,362)	17,879,156
Stage 2 Overdue 30-90 days	2.6%	540,283	(3,000)	537,283
Stage 3 Overdue> 90 days	12.2%	2,567,134	(159,882)	2,407,252
Total	100.0%	20,989,935	(166,244)	20,823,691

		Gross Carrying	Allowance for	Net Carrying
December 31, 2020%		amount	credit loss	Amount
		$	$	$
Stage 1 Not overdue <= 30 Days	78.2%	15,652,125	(224,798)	15,427,327
Stage 2 Overdue 30-90 days	5.6%	1,110,537	(3,332)	1,107,205
Stage 3 Overdue> 90 days	16.2%	3,246,443	(356,287)	2,890,156
Total	100.0%	20,009,105	(584,417)	19,424,688

The loss allowance for loans to customers as at December 31, 2021, broken down by product type, reconciles to the opening loss allowance for that provision as follows:

		Product Type - Autos
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$

Loss allowance as at December 31, 2020	148	1,880	351,293	353,321
Originations net of repayments and other derecognitions	(139)	(1,535)	(156,264)	(157,938)
Change in model
Net remeasurement	7	894	(33,302)	(32,401)
Transfers
- to 12-month ECL	-	-	-	-
- to lifetime ECL performing	-	-	-	-
- to lifetime ECL credit-impaired	(13)	(144)	156	(1)
Provisions for (reversal of) credit losses
Write-offs	-	-	(22,147)	(22,147)
Recoveries	-	-	-	-
Interest income on impaired loans	-	-	-	-
Foreign exchange and other	(2)	523	10,390	10,911

Loss allowance as at December 31, 2021	1	1,618	150,126	151,745

27

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

7 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

		Product Type - Residential property
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$

Loss allowance as at December 31, 2020	295	1,452	4,994	6,741
Originations net of repayments and other derecognitions	(79)	790	90	801
Change in model
Net remeasurement	-	-	3,645	3,645
Transfers
- to 12-month ECL	-	-	-	-
- to lifetime ECL performing	-	-	-	-
- to lifetime ECL credit-impaired	(13)	(894)	907	-
Provisions for (reversal of) credit losses
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Interest income on impaired loans	-	-	-	-
Foreign exchange and other	4	34	120	158

Loss allowance as at December 31, 2021	207	1,382	9,756	11,345

	Product Type - Credit & Supply Chain Finance Credit
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$

Loss allowance as at December 31, 2020	224,355	-	-	224,355
Originations net of repayments and other derecognitions	33,328	-	-	33,328
Change in model
Net remesurement	(259,815)	-	-	(259,815)
Transfers
- to 12-month ECL	-	-	-	-
- to lifetime ECL performing	-	-	-	-
- to lifetime ECL credit-impaired	-	-	-	-
Provisions for (reversal of) credit losses
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Interest income on impaired loans	-	-	-	-
Foreign exchange and other	5,286	-	-	5,286

Loss allowance as at December 31, 2021	3,154	-	-	3,154

The loss allowance for loans to customers as at December 31, 2020, broken down by product type, reconciles to the opening loss allowance for that provision as follows:

		Product type - Autos
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$

Loss allowance as at December 31, 2020	11,615	25,382	328,005	365,002
Originations net of repayments and other derecognitions	(9,450)	(13,098)	22,284	(264)
Change in model
Net remeasurement	(950)	(2,516)	31,556	28,090
Transfers
- to 12-month ECL	-	-	-	-
- to lifetime ECL performing	(307)	307	-	-
- to lifetime ECL credit-impaired	(84)	(10,646)	10,730	-
Provisions for (reversal of) credit losses
Write-offs	-	-	(22,650)	(22,650)
Recoveries	-	-	-	-
Interest income on impaired loans	-	-	-	-
Foreign exchange and other	(676)	2,451	(18,632)	(16,857)

Loss allowance as at December 31, 2020	148	1,880	351,293	353,321

28

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

7 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

Product Type - Residential property
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at December 31, 2020	-	-	-	-
Originations net of repayments and other derecognitions	240	1,451	4,690	6,381
Change in model
Net remeasurement	-	-	-	-
Transfers
- to 12-month ECL	-	-	-	-
- to lifetime ECL performing	-	-	-	-
- to lifetime ECL credit-impaired	(132)	-	132	-
Provisions for (reversal of) credit losses
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Interest income on impaired loans	-	-	-	-
Foreign exchange and other	187	1	172	360

Loss allowance as at December 31, 2020	295	1,452	4,994	6,741

		Product Type - Credit
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at December 31, 2020	-	-	34,945	34,945
Originations net of repayments and other derecognitions	215,569	-	-	215,569
Change in model
Net remeasurement	-	-	-	-
Transfers
- to 12-month ECL	-	-	-	-
- to lifetime ECL performing	-	-	-	-
- to lifetime ECL credit-impaired	-	-	-	-
Provisions for (reversal of) credit losses
Write-offs	-	-	(34,945)	(34,945)
Recoveries	-	-	-	-
Interest income on impaired loans	-	-	-	-
Foreign exchange and other	8,786	-	-	8,786

Loss allowance as at December 31, 2020	224,355	-	-	224,355

8 - DEBTORS

	2021-12-31	2020-12-31
	$	$
Sales tax receivable	271,514	21,011
Deposit on investment (1)	639,934	17,139
Deposits made for transactions on platforms with guarantee (2)	31,142,201	-
Deposits made for transactions on platforms (3)	1,506,225	-
Accounts receivable	9,632,651	28,834,941
Safety deposits with guarantor (4)	712,412	692,766
Service deposits (5)	-	974,500
Subscriptions receivable from non-controlling interests	98,239	-
Promissory note (6)	113,193	-
Other subscriptions receivable	-	35,000
Prepayments to third party subcontractors (7)	11,885,106	-
	56,001,475	30,575,357

29

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

8 - DEBTORS (CONTINUED)

(1) As per agreement signed with third parties, ASDS, a subsidiary of the Company, agreed to participate in a future partnership agreement. ASDS provided 25% of the deposit representing $498,750

(2) As per agreements signed with third parties, subsidiaries of the Company have provided deposits in order to facilitate capital support from financial institutions such as banks and lenders in mainland China. As collateral, the Company kept 10 to 20% of the merchandise in guarantee.

(3) As per agreements signed with third parties, subsidiaries of the Company have provided deposits in order to facilitate capital support from financial institutions such as banks and lenders in mainland China. As collateral, the Company kept 5 to 8% of the merchandise in guarantee.

(4) As per an agreement with a loan insurance provider, ASCS, a subsidiary of the Company, agreed to maintain a deposit with the loan insurance provider, representing 10% of the value of loans serviced by ASCS, on behalf of certain commercial bank guarantees by loan insurer providers. ASCS's third party financial partners and the Company's ASFC subsidiary have a three-way agreement in place with ASCS under which third party financial partners and ASFC are jointly responsible for providing and maintaining the 10% safety deposit with the loan insurance provider on behalf of ASCS in exchange for a service fee representing a percentage of the amount of the safety deposit provided. The agreement indicates that in case of default by the borrowers, ASCS will retrieve all the rights to realize the collateral.

(5) As per an agreement signed with a third party, ASDS, a subsidiary of the company, has provided deposits which were used to help to get capital support from financial institutions such as banks and lenders in mainland China. The deposits are returnable to ASDS on the termination of the agreement. In exchange, ASDS is entitled to charge a 2% referral fee upon each transaction of truck financial leasing recorded by the hauling company platform of Xi'an Xinruifeng. ASDS retains all rights to the recovery of the $Nil.(December 31, 2020 - $974,500) deposit per the agreement signed.

(6) On December 15, 2021, loans were issued to two board members of the Company in the amounts of $72,793 and $40,000. Each loan is due on December 15, 2022. Each loans bears interest at an annual rate of 1%, which was the prescribed rate at the date of issuance. As of December 31, 2021, the aggregate outstanding principal amount due for said loans is $113,193.

(7) Subsidiaries of the Company active in supply chain activity made prepayments to suppliers to support operational supply chain processes. These prepayments will be reverted to Company's subsidiaries when services or merchandise transactions are executed.

Debtors amounts are presented on the consolidated statements of financial position net of the allowance for doubtful accounts. In measuring the expected credit losses, the accounts receivables have been assessed on a collective basis as they possess shared credit risk characteristics. They have been grouped based on the days past due. The expected loss rates are based on the payment profile for sales based on historical credit losses. Accounts receivables are written off by taking in consideration third party guarantee on payment of debtors and if there is no reasonable expectation of recovery.

When measuring the expected credit losses of other debtors, Advances to a company, Deposits made for transaction on platforms with guarantees, Deposits made for transaction on platforms, Accounts receivable, Service deposits, Subscriptions receivable from non- controlling interests, Promissory note, Other subscriptions receivable and Prepayment to third party subcontractors are assessed individually due to the low number of accounts. The expected loss rates are based on the payment profile of debtor, assessed by the company's lending hub system.

Debtors are written off (i.e. de-recognized) when there is no reasonable expectation of recovery. Failure to make payments within 180 days from the invoice date and failure to engage with the Issuer on alternative payment arrangements, amongst other things, are considered indicators of no reasonable expectation of recovery. As at December 31, 2021 an amount of $317,778 (2020 - $273,932) was registered for expected credit loss for debtors.

30

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

9 - PROPERTY AND EQUIPMENT

			Vehicles
	Right-of-use	IT and office	and other
	assets	equipment	equipment	Total
	$	$	$	$
Gross carrying amount
Balance as at January 1, 2021	1,136,485	122,336	205,358	1,464,179
Amounts acquired in a business combination	179,812	25,312	-	205,124
Acquisitions	1,808,761	54,210	-	1,862,971
Disposals	(57,432)	-	(13,965)	(71,397)
Balance as at December 31, 2021	3,067,626	201,858	191,393	3,460,877

Accumulated amortization
Balance as at January 1, 2021	800,068	70,353	64,391	934,812
Amortization	286,850	41,726	48,413	376,989
Other adjustments	99,715	-	-	99,715
Revaluation of Right-of-use assets	9,978	-	-	9,978
Disposals	-	21	(7,739)	(7,718)
Exchange differences	(10,356)	(1,227)	(3,329)	(14,912)
Balance as at December 31, 2021	1,186,255	110,873	101,736	1,398,863
Net carrying amount as at December 31, 2021	1,881,371	90,985	89,657	2,062,014

Gross carrying amount
Balance as at January 1, 2020	897,453	106,196	205,358	1,209,007
Acquisition	239,032	16,140	-	255,172
Balance as at December 31, 2020	1,136,485	122,336	205,358	1,464,179

Accumulated amortization
Balance as at January 1, 2020	415,644	36,546	22,374	474,564
Amortization	406,762	36,820	50,112	493,694
Exchange differences	(22,340)	(3,014)	(8,096)	(33,451)
Balance as at December 31, 2020	800,068	70,353	64,391	934,809
Net carrying amount as at December 31, 2020	336,417	51,983	140,969	529,372

31

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

10 - INTANGIBLE ASSETS

				Gold River
		Loan		Supply-chain			Other
		servicing		services	Cubeler	Cubeler	ERP	Heartbeat
		agreement	Gold River	platforms	Interface	Platform	platforms	Platform	Tradenames	Total	Goodwill
	6 -	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance as at January 1, 2021		1,430,000	2,461,348	-	2,413,059	-	-	-	-	6,304,407	-
Amounts arising from business combinations		-	-	-	-	23,862,000	-	7,471,000	5,287,000	36,620,000	103,908,976

Addition		-	-	3,926,807	-	-	2,438,061	897,063	-	7,261,931	-
Transferred in				3,006,491	1,942,735		234,381			5,183,607	-
Transferred out		-	-	(2,678,325)	(2,270,901)	-	(234,381)	-	-	(5,183,607)	-
Balance as at December 31, 2021		1,430,000	2,461,348	4,254,973	2,084,893	23,862,000	2,438,061	8,368,063	5,287,000	50,186,338	103,908,976

Accumulated amortization
Balance as at January 1, 2021		286,000	2,461,348	-	393,182	-	-	-	-	3,140,530	-
Amortization		143,000	193,717	231,217	295,868	745,688	81,731	410,966	165,095	2,267,281	-
Impairment loss on intangible		-	(193,717)	-	-	9,483,000	-	-	2,689,000	11,978,283	41,386,422
Exchange differences		-	-	-	(45,554)	-	-	-	-	(45,554)	-
Balance as at December 31, 2021		429,000	2,461,348	231,217	643,496	10,228,688	81,731	410,966	2,854,095	17,340,540	41,386,422
Net carrying amount as at December 31, 2021		1,001,000	-	4,023,756	1,441,397	13,633,312	2,356,331	7,957,097	2,432,905	32,845,798	62,522,554

Gross carrying amount
Balance as at January 1, 2020		1,430,000	2,461,348	-	1,354,774	-	-	-	-	5,246,122	-
Acquisition		-	-	-	1,058,285	-	-	-	-	1,058,285	-
Balance as at December 31, 2020		1,430,000	2,461,348	-	2,413,059	-	-	-	-	6,304,407	-

Accumulated amortization
Balance as at January 1, 2020		143,000	2,461,348	-	242,364	-	-	-	-	2,846,712	-

Amortization		143,000	-	-	236,850	-	-	-	-	379,850	-

Exchange differences		-	-	-	(86,032)	-	-	-	-	(86,032)	-
Balance as at December 31, 2020		286,000	2,461,348	-	393,182	-	-	-	-	3,140,530	-
Net carrying amount as at December 31, 2020		1,144,000	-	-	2,019,877	-	-	-	-	3,163,876.81	-

Impairment testing - Goodwill and other intangible assets

For the purpose of annual impairment testing goodwill is allocated to the operating segments expected to benefit from the synergies of the business combinations in which the goodwill arises as set out below, and is compared to its recoverable amount.

Goodwill is assessed for impairment annually. For the purpose of impairment testing, at the time of the purchase price allocation, when goodwill arises it is allocated to the operating segments (Cash Generating Units ("CGUs")) expected to benefit from the synergies of the business combinations in which the goodwill arises. Impairment of goodwill is assessed by

a) Indicators of impairment

i) Heartbeat

As at December 31, 2021, management revised outwards the timeline for its forecast of Heartbeats expansion phase and consequently revised downwards its estimates of fiscal year 2022- 2024 revenue growth for the Heartbeat business. Management concluded that this downgrade of the economic performance of the Heartbeat CGU met the criteria to assess the business for impairment,

ii) Cubeler Inc.

As at December 31, 2021, management also revised it's forecast of Cubeler's North America expansion, significantly reducing the level and expected timing of revenue growth over the forecast period ("North American Business Opportunity"). Management therefore concluded that the economic performance of the Cubeler CGU may be lower than expected and this thus meets the criteria to assess for impairment.

iii) Wechain

As discussed in note 6,1, at the date of its acquisition by ASDS, Wechain had traded and incurred retained losses and had accrued outstanding net liabilities totalling $216,421. The acquisition of Wechain was completed for nil consideration and the net liabilities assumed gave rise to goodwill on consolidation totalling $216,421. The prior trading performace of Wechain and its net deficit position on acquisition indicated to management the Wechain goodwill was impaired and written off to profit and loss.

b) Stage 1 impairment review

The recoverable amounts of the intangible assets were determined individually (applying the Relief from Royalty Method or the Multi-Excess Earnings Method ("MEEM") and compared to their respective carrying amounts. Where the carrying amount ofany intangible asset exceeds its recoverable amount it was concluded that the intangible was impaired.

As at December 31, 2021, the recoverable amounts and related carrying values of the intangible assets in the Heartbeat and Cubeler CGUs were assesed to be as follows:

	Recoverable
	amount	Carrying value	Impairment

Heartbeat platform	7,109,000	7,160,000	-
Heartbeat tradename	16,000	4,000	-
Cubeler platform - North America	7,122,000	16,605,000	9,483,000
Cubeler platform - China	7,692,000	6,511,000	-
Cubeler tradename	2,429,000	5,118,000	2,689,000
	24,368,000	35,398,000	12,172,000

32

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

10 - INTANGIBLE ASSETS (CONTINUED)

c) Stage 2 impairment review

Goodwill allocated to operating segments was as follows:	2021-12-31	2020-12-31

Heartbeat platform	85,197,145	-
Cubeler platform	216,422	-
Wechain platform (written off on date of acquisition)	18,495,409	-
	103,908,976	-

As at December 31, 2021, the recoverable amounts and related carrying values of the Heartbeat and Cubeler CGUs were assesed to be as follows:

	Recoverable
	amount	Carrying value	Impairment

Heartbeat CGU	23,137,000	23,146,000	-
Cubeler CGU	44,416,000	85,586,000	41,170,000
Wechain CGU			216,422
	67,553,000	108,732,000	41,386,422

The recoverable amounts of the CGUs were determined based on value in use calculations which use cash flow projections based on financial budgets approved by the directors covering a five-year period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The rates used to discount the forecast cash flows for Heartbeat is 66.1% and for Cubeler Inc. is 40.8% which are similar discount rates as used in the PPA analysis when the businesses were acquired.

The key assumptions used by management in setting the financial budgets for the initial five-year period include are as follows: For Heartbeat, forecast sales growth rates are based on past experience adjusted for gaining of market share due to new industry regulations in China. Operating profits are forecasted based on historical experience of operating margins, adjusted for increased operating efficiency. For Cubeler Inc., forecast sales growth rates are based on past experience adjusted for its forecasted expansion of its service offering in North America and revenue growth driven by increase subscription to its data platform which was historically solely used by the Company . Operating profits are forecast based on historical experience of operating margins recognizing the fact that its operating expenses are fixed in nature.

Cash flows beyond that five-year period have been extrapolated using a steady 3% per annum growth rate for Heartbeat and 2% per annum growth rate for Cubeler Inc. This growth rate does not exceed the long-term average growth rate for the relevant markets. The steady growth rate of 2-3% is estimated by the directors based on past performance of the CGUs and their expectations of market development.

The estimates of recoverable amount for the Cubeler and Heartbeat CGUs are particularly sensitive to the discount rate due to uncertainties with respect to the forecast. For the Cubeler CGU, if the discount rate used is increased by 5%, a further impairment loss of $9,316 would have to be recognized. For the Heartbeat CGU, if the discount rate used is increased by 5%, a further impairment loss of $1,663 would have to be recognized. Management is not currently aware of any other reasonably possible changes to key assumptions that would cause the carrying amount of the Cubeler and Heartbeat CGUs that could impact significantly the estimate of their recoverable amount.

11 - ACCOUNTS PAYABLE, ADVANCES AND ACCRUED LIABILITIES

	2021-12-31	2020-12-31

Trade accounts payable and accruals	5,224,124	22,717,164
Advance from third party, annual interest 10%	-	1,391,001
Advance from a director, no interest (note 21)	-	270,911
Advance from third party customers, no interest (1)	11,044,172	2,140,217
Advance from an affiliated company (notes 6 and 21)	-	40,134
	16,268,296	26,559,427

(1) Advance from downstream corportative clients for supply chain bundle service fee.

12 - LEASE LIABILITIES

	2021-12-31	2020-12-31

Balance - beginning of year	239,507	452,528
Additions	1,977,352	239,032
Accretion interest	65,908	30,426
Lease payments	(565,880)	(517,170)
Effect of exchange rate change on obligation	31,097	34,690
Balance - end of period	1,747,984	239,506
Current Portion	432,621	117,709
	1,315,363	121,797

33

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

12 - LEASE LIABILITIES (CONTINUED)

Following is a summary of the Company's obligations regarding lease payments:

	Payment due by period
	1 year	2-5 years	Beyond 5 years	Total
	$	$	$	$
As at December 31, 2021
Lease payments	561,677	951,334	729,289	2,242,301

As at December 31, 2020
Lease payments	116,864	120,922	-	237,786

13 - DEBENTURES

The carrying value of debentures as at December 31, 2021 and 2020, were as follows:

	2021-12-31	2020-12-31
	$	$
Debenture issued of April 24, 2019	-	23,311
Balance - end of period / year	-	23,311
Current portion	-	23,311
	-	-

13 a) Debenture issuance of December 19, 2018

During the year ended December 31, 2020, 13,000 warrants were exercised at a price of $2.00 per share following surrendering of debentures for a total face value of $26,000). These debentures is no longer relevant in 2021.

13 b) Debenture issuance of April 24, 2019

The movement during the year ended December 31, 2021 and 2020, relating to this debenture can be summarised as follows:

	2021-12-31	2020-12-31
	$	$
Balance at the beginning	23,311	137,638
Accretion of debentures	683	23,452
Conversion of debentures	(23,994)	(137,779)
Balance at the end	-	23,311

During the year ended December 30 2021, $25,000 (2020 - 150,000) face value of debentures were converted to $25,000 (2020 - $150,000) common shares of the Company at a price of $1.00 per share.

14 - BONDS

On May 29, 2020, the Company has placed 400 units of secured corporate bonds at $1,000 per unit. Each unit sold was comprised of $1,000 face value bonds, redeemable on June 10, 2023, bearing interest at a nominal rate of 10% payable monthly, plus 20 purchase warrants exercisable into Company common share at $2.00 per share for a period of 36 months from the date of issuance.

The Bonds will be redeemable after 36 months from the date of issuance (the "Initial Maturity Date"). Each holder has a right (the "Initial Extension Right") at the end of the Initial Maturity Date to extend the Bond for another 12 months (the "Initial Extension Period") by giving written notice to that effect to the Company no later than sixty (60) days prior to the Initial Maturity Date. Any holder that has elected to exercise its Initial Extension Right will also have a further right at the end of the Initial Extension Period to extend its Bond for another 12 months (the "Second Extension Period") under the same notice conditions as stated in the Initial Extension.

34

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

14 - BONDS (CONTINUED)

If a holder elects to extend its Bonds, the Company may redeem such holder's Bonds at any time on payment of a 5% premium to redeem the Bonds ("Penalty").

The Company has set aside an amount equal to two years of interest in a separate bank account, which will be used to pay interest payable on the Bonds. Any interest accrued on such sum will be in favour of the Company. The set aside amount at December 31, 2021, is $53,333 (2020 - $80,091) and is presented under Restricted Cash in the Consolidated statements Financial Position.

Bonds are secured by a pledge on the aggregate assets of the Company, maturing on May 29, 2023. The Company used the residual value method to allocate the principal amount of the bond between the liability and the contributed surplus. Under this method, an amount of $64,896 (net of transaction costs) related to the warrants issued was applied to the contributed surplus. The fair value of the liability component was $227,569 computed as the present value of future principal and interest payments discounted at a rate of 22%.

The fair value of the warrants of $614 was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.60
Expected life	3 years
Risk-free interest rate	0.29%
Expected volatility (1)	83.12%
Dividend	0%
Exercise price at the date of grant	$2.00

The Company also granted 28,500 compensation warrants to eligible persons who helped place the bonds units entitling them to purchase a number of Tenet common shares equal to 8,0% of the value of debentures they help place, at a price of $1.00 per common share for a thirty- six-month period following the closing date.

The fair value of the compensation warrants of $6,995 was calculated using the Black & Scholes option pricing model and the following weighted average assumptions and was presented as issuance cost of the bonds:

Share price at the date of grant	$0.60
Expected life	3 years
Risk-free interest rate	0.29%
Expected volatility (1)	83.12%
Dividend	0%
Exercise price at the date of grant	$1.00

The movement during the years ended December 31, 2021 and 2020, relating this bond can be summarised as follows:

	2021-12-31	2020-12-31
	$	$
Balance at the beginning	258,933	-
Addition	-	400,000
Accretion of bonds	27,327	13,789
Amortisation of initial costs	26,974	17,575
Contributed surplus for warrants	-	(64,896)
Issuance costs	-	(107,535)
Balance at the end	313,234	258,933

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

15 - CEBA LOAN (Canada Emergency Business Account)

On April 20, 2020, the Company applied for and received $40,000 under the Canada Emergency Business Account (CEBA). Further, on September 1, 2021, through its acquisition of Cubeler, the Company acquired an additional CEBA loan totalling $60,000. Under this program providing interest-free loans, repaying the balance of the loan on or before December 31, 2023, will result in loan forgiveness of 33% ($33,000), which is the intention of the Company. Subsequent to year-end, the Government of Canada announced that the deadline to repay loans under the Canada Emergency Business Account program would be extended by one year (that is from December 31, 2022 to December 31, 2023). As of January 1, 2024, the loan balance will bear interest at 5% and will be repayable on maturity on December 31, 2025.

35

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

16 - SHAREHOLDERS' EQUITY

16.1 Authorized share capital

The share capital of the Company consists of an unlimited number of common shares without par value.

Share Consolidation

Effective July 28, 2020, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidation share for ten pre-consolidation shares. Unless otherwise stated, all share amounts have been restated retrospectively to reflect this share consolidation.

Effective July 27, 2021, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidation share for two pre-consolidation shares. Unless otherwise stated, all share amounts have been restated retrospectively to reflect this share consolidation.

16.2 Description of the shareholders' equity operations during the current year

a) During the year ended December 31, 2021, $25,000 of secured debentures with a conversion price of $1.00 per share were converted into common shares of the Company. At the date of conversion these debentures had an amortized cost totalling $23,994. The Company therefore issued 25,000 common shares to the debenture holders and recorded $23,994 in share capital. In addition, amounts of $3,489 related to these debenture conversions, were transferred to capital stock from conversion options in the consolidated statement of financial position.

b) During the year ended December 31, 2021, the Company issued 21,672 common shares at an average price of $3.91 per share to settle $84,750 for services received by the Company, of which $60,000 was recorded in public relations fees in the consolidated statements of comprehensive loss, $16,950 was recorded against accounts payable and accruals in the consolidated statements of financial position.

c) During the year ended December 31, 2021, the Company issued 12,106,739 common shares at an average exercise price of $1.13 per share for total proceeds of $13,519,856 upon the exercise of share purchase warrants, and $4,072,335 related to exercised warrants were transferred from contributed surplus to share capital in the consolidated statements of changes in equity (note 16.4).

d) During the year ended December 31, 2021, the Company issued 607,500 common shares at an average exercise price of $1.59 per share for total proceeds of $968,753 upon the exercise of stock options, and $921,690 related to exercised stock options were transferred from contributed surplus to share capital in the consolidated statements of changes in equity (note 17).

e) On April 8, 2021 the Company issued the final tranche of 511,168 common shares at $0.79 per share with a total consideration of $403,610 in relation to a business combination (refer note 6). Consequently $403,610 was credited to share capital with the offset being debited to equity to issue in the consolidated statement of changes in equity.

f) On July 7, 2021, the Company closed a short-form prospectus financing consisting of the sale of 13,149,999 units (a "Unit") at a price of $4,00 per Unit for proceeds of $52,600,000 (net proceeds of $47,981,290 after related expenses). Each unit consists of one (1) common share and half (0.5) common share purchase warrant. The share consolidation of 2 for 1 made on July 27, 2021 does not affect the actual warrants linked to this prospectus. Two (2) warrants entitle the holder to purchase one (1) share of the Company at

36

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

16 - SHAREHOLDERS' EQUITY (CONTINUED)

16.2 Description of the shareholders' equity operations during the current year (Continued)

The fair value of the 13,149,999 warrants was $13,397,109. The value attributed to contributed surplus was $10,677,558. The fair value was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$3.92
Expected life	2 years
Risk-free interest rate	0.48%
Expected volatility (1)	126.75%
Dividend	0%
Exercise price at the date of grant	$7.00

Tenet also granted 1,841,000 compensation warrants to eligible persons who helped place the private placements entitling them to purchase 920,500 common shares of Tenet at a price of $7.00 per common share for a twenty-four-month period from the issuance.

The fair value of the 1,841,000 compensation warrants was $1,875,595 which was recorded in share issue costs and have been disclosed as a reduction in share capital in the consolidated statements of changes in equity with the credit recorded in contributed surplus. The fair value of the warrants was calculated using the Black & Scholes option pricing models and the following weighted average assumptions:

Share prices at the date of grant	$3.92
Expected life	2 years
Risk-free interest rate	0.48%
Expected volatility (1)	126.75%
Dividend	0%
Exercise price at the date of grant	$7.00

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

In connection with the short-form prospectus financing, the Company incurred share issue costs totalling $6,494,305 which have been disclosed as a reduction in share capital in the consolidated statements of changes in equity.

g) On October 1, 2021 the Company issued 11,133,012 common shares at $9.58 per share with a total consideration of $106,654,255 in relation to a business combination (refer note 6). Consequently $106,654,255 was credited to share capital with the offset being debited to equity to issue in the consolidated statement of changes in equity.

h) On October 5, 2021 the Company issued a first tranche of 600,000 common shares at $11.50 per share with a total consideration of $6,900,000 in relation to a business combination (refer note 6). Consequently $6,9000,000 was credited to share capital with the offset being debited to equity to issue in the consolidated statement of changes in equity.

16.3 Description of the shareholders' equity operations during the previous year

a) On February 3, 2020, the Company closed a private placement consisting of the sale of 720,000 units (a ''Unit'') at a price of $0.80 per Unit for proceeds of $576,000. Each unit consists of one (1) common share and half (1/2) common share purchase warrant. Each warrant entitles the holder to purchase one (1) share of the Company at the price of $2.00 each for a period of twenty-four (24) months from the date of issuance.

The fair value of the 360,000 warrants was $69,484. The value attributed to contributed surplus was $55,782. The fair value was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.90
Expected life	2 years
Risk-free interest rate	1.42%
Expected volatility (1)	78.19%
Dividend	0%
Exercise price at the date of grant	$2.00

37

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

16 - SHAREHOLDERS' EQUITY (CONTINUED)

16.3 Description of the shareholders' equity operations during the previous year (continued)

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

b) On April 4, 2020, the Company closed a private placement consisting in the sale of 150,000 shares at a price of $0.50 per shares for gross proceeds of $75,000.

c) On July 22, 2020 and August 24, 2020, the Company closed a private placement consisting in the sale of 1,925,000 and 6,872,500 units respectively at a price of $0.40 per shares for gross proceeds of $3,519,000. Each unit is composed of one common share and one common share purchase warrant, with each warrant entitling the holder to acquire one common share at a price of $0.50 for a period of 24 months following the closing date of the offering.

The fair value of the 1,925,000 warrants was $462,452. The fair value attributed to contributed surplus was $288,926. The fair value was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.50
Expected life	2 years
Risk-free interest rate	0.27%
Expected volatility (1)	90.79%
Dividend	0%
Exercise price at the date of grant	$0.50

38

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

16 - SHAREHOLDERS' EQUITY (CONTINUED)

16.3 Description of the shareholders' equity operations during the previous year (continued)

The fair value of the 6,872,500 warrants was $3,416,230. The fair value attributed to contributed surplus was $1,077,259. The fair value of the warrants was calculated using the Black & Scholes option pricing models and the following weighted average assumptions:

Share price at the date of grant	$0.79
Expected life	$0.80
Risk-free interest rate	0.29%
Expected volatility (1)	100.00%
Dividend	0%
Exercise price at the date of grant	$0.50

Tenet also granted 134,000 broker warrants to eligible persons who helped place the private placements entitling them to purchase a number of Tenet common shares at a price of $0.50 per common share for a twenty-four-month period the issuance.

The fair value of the 134,000 warrants was $65,725 which was recorded in share issue costs and have been disclosed as a reduction in share capital in the consolidated statements of changes in equity with the credit recorded in contributed surplus. The fair value of the warrants was calculated using the Black & Scholes option pricing models and the following weighted average assumptions:

Share prices at the date of grant	$0.79
Expected life	2 years
Risk-free interest rate	0.29%
Expected volatility (1)	100.00%
Dividend	0%
Exercise price at the date of grant	$0.50

In connection with the private placement, the Company paid a cash finder's fees representing 8% of the value of the private placement for a total of $119,500 which have been recorded in share issue costs and disclosed as a reduction in share capital in the consolidated statements of changes in equity.

d) On October 5, 2020, the Company closed a private placement consisting in the sale of 625,000 units at a price of $0.80 per shares for gross proceeds of $500,000. Each unit is composed of one common share and one common share purchase warrant, with each warrant entitling the holder to acquire one common share at a price of $0.80 for a period of 24 months following the closing date of the offering.

The fair value of the 625,000 warrants was $321,980. The value attributed to contributed surplus was $180,739. The fair value was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

$0.90
Share price at the date of grant	2 years
Expected life	0.24%
Risk-free interest rate	103.4%
Expected volatility (1)	0%
Dividend	$0.80
Exercise price at the date of grant

e) On November 18, 2020, the Company issued 158,831 common shares to settle $127,065 of compensation payable related to a business acquisition by the Company (note 6.4).

39

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

16 - SHAREHOLDERS' EQUITY (CONTINUED)

16.3 Description of the shareholders' equity operations during the previous year (continued)

f) During the year ended December 31, 2020, $3,540,000 of secured debentures were surrendered to exercise share purchase warrants at a price of $1.00 per share pursuant to the private placement closed in December 2017. At the date of conversion these debentures had a fair value totalling $3,436,566. The Company therefore issued 3,540,000 common shares at a price of $0.97 per share to the debenture holders and recorded $3,436,566 in share capital. In addition, a corresponding residual value of $702,010 attributed to these warrants was transferred to capital stock from contributed surplus.

g) During the year ended December 31, 2020, $570,000 of secured debentures with a price of $1.00 per share were converted into common shares of the Company. At the date of conversion these debentures had fair values totalling $549,770. The Company therefore issued 570,000 common shares at a price of $0.96 per share to the debenture holders and recorded $549,770 in share capital. In addition, amounts of $57,299 and $20,934 related to these debenture conversions, were transferred to capital stock from the equity component of convertible debentures in consolidated statements of changes in equity and from conversion options in the consolidated statement of financial position, respectively.

h) During the year ended December 31, 2020, the Company issued 3,567,906 common shares at an average exercise price of $0.82 per share to settle $2,920,196 of debts related to services received by the Company. Of this $483,744 was recorded as a reduction of accounts payable and other liabilities in the consolidated statement of financial position and $1,651,702 was recorded in consulting fees and $784,750 in loss on settlement of debt in the consolidated statements of comprehensive loss.

i) During the year ended December 31, 2020, the Company issued 4,592,000 common shares at an average exercise price of $0.61 per share for total proceeds of $2,783,139 upon the exercise of share purchase warrants, and $1,144,399 related to exercised warrants were transferred from contributed surplus to share capital (note 16.4).

j) During the year ended December 31, 2020, the Company granted 3,356,000 compensation warrants to service providers in return for the provision of services to the Company at a weighted average exercise price of $0.85 per common share with issuance periods ranging from twelve to thirty-six months.

The fair value of the 3,356,000 warrants totalled $1,645,988, of which $101,520 was recorded as public relations expenses and $1,537,473 was recorded as consulting fees in the consolidated statements of comprehensive loss, with the credit recorded in contributed surplus. The fair value of the warrants was calculated using the Black & Scholes option pricing models and the following weighted average assumptions:

Share prices at the date of grant	$0.952
Expected life	1.63 years
Risk-free interest rate	0.27%
Expected volatility (1)	110.6%
Dividend	0%
Exercise price at the date of grant	$0.85

k) During the year ended December 31, 2020, the Company issued 261,250 common shares at an average exercise price of $1.00 per share for total proceeds of $261,250 upon the exercise of stock options, and $84,690 related to exercised stock options were transferred from contributed surplus to share capital (note 17).

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options for each evaluation of fair value using the Black & Scholes option pricing model.

40

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

16 - SHAREHOLDERS' EQUITY (CONTINUED)

16.4 Warrants

The outstanding warrants as at December 31, 2021 and 2020 and the respective changes during the years then ended, are summarized as follows:

		2021-12-31		2020-12-31
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
		$		$
Outstanding, beginning of year	14,662,750	0.966	9,534,750	1.220
Granted	14,990,999	3.500	13,465,000	0.656
Expired	(15,000)	1.333	(715,000)	1.000
Extended	-	-	570,000	1.000
Exercised (1)	(12,306,245)	1.107	(8,192,000)	0.780
Outstanding and exercisable, end of year	17,332,504	3.057	14,662,750	0.966

(1) As at December 31, 2020, 60,000 warrants had been exercised but the shares had not been issued. At December 31, 2020 the value of those shares to be issued, amounting to $107,611, were classified as equity to be issued. These shares were issued in February 2021.

As of December 31, 2021 and 2020, the number of outstanding warrants which could be exercised for an equivalent number of common shares is as follows:

		2021-12-31		2020-12-31
	Number	Exercise price	Number	Exercise price
		$		$
Expiration date
February 2021	-	1.00	500,000	1.00
April 2021	-	1.00	3,750	1.00
April 2021	-	1.00	185,000	1.00
July 2021	-	1.60	50,000	1.60
September 2021	-	0.80	305,000	0.80
October 2021	-	0.80	50,000	0.80
October 2021	-	1.50	125,000	1.50
December 2021	-	1.60	3,300,000	1.60
January 2022	-	1.60	150,000	1.60
February 2022	360,000	2.00	360,000	2.00
June 2022	-	1.00	193,334	1.00
June 2022	-	1.14	290,000	1.14
June 2022	-	1.22	166,667	1.22
June 2022	-	1.00	700,000	1.00
July 2022	585,000	0.50	1,195,000	0.50
August 2022	1,298,690	0.50	5,167,000	0.50
October 2022	350,000	0.80	1,150,000	0.80
October 2022	250,000	1.50	250,000	1.50
November 2022	-	1.50	500,000	1.50
May 2023	13,328	1.00	18,000	1.00
May 2023	3,500	2.00	4,000	2.00
July 7, 2023	12,870,149	3.50	-	-
July 7, 2023	1,601,837	3.50	-	-
	17,332,504		14,662,750

41

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

17 - SHARE-BASED PAYMENTS

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may, from time to time, at its discretion and in accordance with the Exchange regulations, grant to directors, officers, employees and others providing similar services to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares exercisable for a period of up to 5 years from the date of grant. The options reserved for issuance to any individual director, officer or employee will not exceed 5% of the issued and outstanding common shares and the number of common shares reserved for issuance to others providing services will not exceed 2% of the issued and outstanding common shares. Options may be exercised as of the grant date for a period determined by the Board, but shall not be greater than 5 years from the date of the grant and 90 days following cessation of the optionee's position with the Company. Provided that the cessation of office, directorships or employment or other similar service arrangement was by reason of death (in the case of an individual), the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option.

The outstanding options as at December 31, 2021 and 2020 and the respective changes during the years then ended, are summarized as follows:

		2021-12-31		2020-12-31
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Outstanding, beginning of year	4,351,750	1.336	2,551,250	1.360
Granted	945,000	4.448	2,280,500	1.247
Expired	-	-	(190,000)	1.000
Forfeited	-	-	(28,750)	1.000
Exercised (1)	(607,500)	1.594	(261,250)	1.000
Outstanding end of year	4,689,250	1.929	4,351,750	1.336

Exercisable end of year	2,488,550	1.390	1,891,000	1.480

(1) Market value of the shares was between $6.00 and $13.99 on the exercise date of these options

The table below summarizes the information related to outstanding share options as at December 31, 2021.

	Range of	Number of	Weighted average remaining
Maturity date	exercise price	options	contractual life (years)
	$
June 1, 2022	2.100	390,000	5 months
November 27, 2022	1.100	18,750	10 months
December 15, 2022	1.600	171,250	11 months
April 16, 2023	1.000	5,000	1 year and 3 months
June 5, 2023	1.000	288,750	1 year and 5 months
November 28, 2023	1.000	37,500	1 year and 10 months
May 1, 2024	1.000	50,000	2 years and 4 months
May 27, 2024	1.000	447,500	2 years and 4 months
September 5, 2024	1.000	10,000	2 years and 8 months
November 1, 2024	1.100	50,000	2 years and 10 months
November 12, 2024	1.000	5,000	2 years and 10 months
June 11, 2025	1.000	745,500	3 years and 5 months
August 7, 2025	0.450	250,000	3 years and 7 months
October 28, 2025	1.500	1,225,000	3 years and 9 months
November 6, 2025	2.700	50,000	3 years and 10 months
January 28, 2026	5.700	25,000	4 years and 0 months
March 22, 2026	5.500	55,000	4 years and 2 months
May 13, 2026	4.800	10,000	4 years and 4 months
July 7, 2026	4.100	825,000	4 years and 6 months
August 10, 2026	8.000	5,000	4 years and 7 months
October 28, 2026	11.500	25,000	4 years and 9 months
		4,689,250

42

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

17 - SHARE-BASED PAYMENTS (CONTINUED)

The table below summarizes the information related to outstanding share options as at December 31, 2020.

	Range of	Number of	Weighted average remaining
Maturity date	exercise price	options	contractual life (years)
	$
May 25, 2021	1.000	7,500	5 months
July 8, 2021	1.700	525,000	7 months
June 1, 2022	2.100	390,000	1 years and 6 months
November 27, 2022	1.100	18,750	1 year and 11 months
December 15, 2022	1.600	171,250	2 years
April 16, 2023	1.000	5,000	2 years and 4 months
June 5, 2020	1.000	363,750	2 years and 6 months
November 28, 2023	1.000	37,500	2 years and 11 months
May 27, 2024	1.000	497,500	3 years and 5 months
September 5, 2024	1.000	10,000	3 years and 9 months
November 1, 2024	1.100	50,000	3 years and 11 months
November 12, 2024	1.000	5,000	3 years and 11 months
June 11, 2025	1.000	745,500	4 years and 6 months
August 7, 2025	0.450	250,000	4 years and 8 months
October 28, 2025	1.500	1,225,000	4 years and 10 months
November 6, 2025	2.700	50,000	4 years and 11 months
		4,351,750

During the year ended December 31, 2021 the Company recorded an expense of $2,389,404 related to share-based payments (2020 - $542,832). The offset was credited to contributed surplus.

17.1 Share-based payments granted to directors and employees during the current year

a) On January 28, 2021 the Company granted options to acquire 25,000 common shares of the Company at an average exercise price of $5.70 to a director.

The options vest over a two-year period and are exercisable over a period of five years .

The fair value of the options granted, amounting to $103,780, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$5.32
Expected life	5 years
Risk-free interest rate	0.46%
Volatility (1)	111%
Dividend	0%
Exercise price at the date of grant	$5.70

43

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

17 - SHARE-BASED PAYMENTS (CONTINUED)

b) On May 13, 2021, the Company granted 10,000 options to new employees at an exercise price of $4.80 per share. The options are vesting over a twenty-four-month period following the date of granting and will be exercisable over a period of five years expiring in May 2026.

The options vest over a period of eight, sixteen and twenty-four months and are exercisable over a period of five years .

The fair value of the options granted, amounting to $33,764, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$4.40
Expected life	5 years
Risk-free interest rate	0.95%
Volatility (1)	107.80%
Dividend	0%
Exercise price at the date of grant	$4.80

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

c) On July 7, 2021, the Company granted 825,000 options to certain directors, officers and key employees at an exercise price of $4.10 per share. The options are vesting over a twenty-four-month period following the date of granting and will be exercisable over a period of five years expiring in July 2026.

The options vest over a period of eight, sixteen and twenty-four months and are exercisable over a period of five years .

The fair value of the options granted, amounting to $2,424,249, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$3.90
Expected life	5 years
Risk-free interest rate	0.93%
Volatility (1)	103.74%
Dividend	0%
Exercise price at the date of grant	$4.10

d) On August 10, 2021, the Company granted 5,000 options to a new employee at an exercise price of $8.00 per share. The options are vesting over a twenty-four-month period following the date of granting and will be exercisable over a period of five years expiring in August 2026.

The options vest over a period of eight, sixteen and twenty-four months and are exercisable over a period of five years .

The fair value of the options granted, amounting to $28,459, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$7.57
Expected life	5 years
Risk-free interest rate	0.41%
Volatility (1)	104.24%
Dividend	0%
Exercise price at the date of grant	$8.00

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

44

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

17 - SHARE-BASED PAYMENTS (CONTINUED)

17.2 Options granted to consultants during the current year

a) On March 22, 2021 the Company granted options to acquire 55,000 common shares of the Company at an average exercise price of $5.50 to one of its service providers as part of an investors relations agreement.

The options vest over a period of nine months and are exercisable over a period of five years .

The fair value of the options granted, amounting to $235,434, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$5.48
Expected life	5 years
Risk-free interest rate	0.92%
Volatility (1)	108.86%
Dividend	0%
Exercise price at the date of grant	$5.50

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

b) On October 28, 2021 the Company granted options to acquire 25,000 common shares of the Company at an average exercise price of $11.50 to one of its service providers as part of an investor relations agreement.

The shares vest over a two-year period and are exercisable over a period of five years expiring in October 2026.

The fair value of the options granted, amounting to $208,842, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$10.89
Expected life	5 years
Risk-free interest rate	1.44%
Volatility (1)	106.23%
Dividend	0%
Exercise price at the date of grant	$11.50

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the

17.3 Share-based payments granted to directors and employees during previous year

a) On June 11, 2020 the Company granted options to acquire 755,500 common shares at a price of $1.00 to certain directors and employees.

The shares vest over a two-year period and are exercisable over a period of five years expiring in June 2025.

The fair value of the options granted to certain directors and employees amounted to $236,415 and was calculated using the Black & Scholes option pricing model and the following assumptions on a weighted average basis:

Share price at the date of grant	$0.50
Expected life	5 years
Risk-free interest rate	0.38%
Volatility (1)	97.80%
Dividend	0%
Exercise price at the date of grant	$1.00

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

45

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

17 - SHARE-BASED PAYMENTS (CONTINUED)

17.3 Share-based payments granted to directors and employees during previous year (continued)

b) On October 28, 2020 the Company granted options to acquire 1,225,000 common shares at a price of $1.50 to certain directors and employees.

The shares vest over a two-year period and are exercisable over a period of five years expiring in October 2025.

The fair value of the options granted to certain directors and employees amounted to $1,421,246 and was calculated using the Black & Scholes option pricing model and the following assumptions on a weighted average basis:

Share price at the date of grant	$1.48
Expected life	5 years
Risk-free interest rate	0.37%
Volatility (1)	110.51%
Dividend	0%
Exercise price at the date of grant	$1.50

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

17.4 Options granted to consultants during the previous year

a) On August 7, 2020 the Company granted options to acquire 250,000 common shares at a price of $0.45 to a director. The shares vest over a two-year period and are exercisable over a period of five years expiring in August 2025.

The fair value of the options granted to certain directors and employees amounted to $72,511 and was calculated using the Black & Scholes option pricing model and the following assumptions on a weighted average basis:

Share price at the date of grant	$0.40
Expected life	5 years
Risk-free interest rate	0.41%
Volatility (1)	100.33
Dividend	0%
Exercise price at the date of grant	$0.45

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

b) On November 6, 2020, the Company granted 50,000 options to CHF Investors Relations Inc. as part of an investors relations agreement at an exercise price of $2.70 per share. The options vested over twelve months following the date of granting and are be exercisable over a period of five years expiring in November 2025. The fair value of the options granted amounted to $84,857 and was determined using the Black & Scholes option pricing model and the following assumptions:

Share price at the date of grant	$2.12
Expected life	5 years
Risk-free interest rate	0.48%
Volatility (1)	120%
Dividend	0%
Exercise price at the date of grant	$2.70

46

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

18 - INCOME TAXES

Significant tax expense (income) components

The significant tax expense (income) components are detailed as follows:

	2021	2020
	$	$
Total current tax expense	1,761,820	1,055,927

Deferred tax expense (income)
Origination and reversal of temporary differences	(3,528,541)	(1,488,896)
Change in tax rate
Change in unrecognized temporary differences	154,902	1,284,979
Total deferred tax income	(3,373,639)	(203,917)
Total tax expense (income)	(1,611,819)	852,010

Relationship between expected tax expense and tax expense (income)

The relationship between the expected tax expense calculated on the basis of the combined federal and provincial tax rate in Canada and the tax expense presented on the consolidated statements of comprehensive income is as follows:

	2021	2020
	$	$
Loss before income taxes	(50,173,787)	(4,661,501)

Expected tax expense (income) calculated on the basis of the combined federal and provincial tax rate in Canada of 26.5% (26.5% in 2019)	(13,296,054)	(1,235,298)
Adjustments for the following
Share-based payments	476,692	97,676
Difference in foreign tax rate	(106,064)	(76,874)
Other non-deductible expenses	(949,446)	432,979
Impairment of goodwill	10,910,050
Change in unrecognized temporary differences	1,380,037	1,284,979
Adjustment of prior deferred tax assets	(8,873)	479,320
True up	2,649	(156,477)
Realisation of unrecognized losses	(18,486)
Other	(2,324)	25,705
Tax expense (income)	(1,611,819)	852,010

47

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

18 - INCOME TAXES (CONTINUED)

Unrecognized temporary differences

The Company has the following temporary differences and tax losses for which no deferred tax was recognized:

			2021
	Federal	Provincial	Foreign
	$	$	$
Unrecognized deductible temporary differences
Property and equipment	2,515,548	2,515,548
Financing and share issue costs	5,688,502	5,688,502
Scientific research and development expenses	1,747,356
Non-capital losses	23,388,365	25,315,431	5,027,468
	33,339,771	33,519,481	5,027,468

			2020
	Federal	Provincial	Foreign
	$	$	$
Unrecognized deductible temporary differences
Property and equipment	2,515,548	2,515,548
Financing and share issue costs	757,428	757,428
Scientific research and experimental development expenses	1,747,356
Non-capital losses	17,264,433	19,191,499	4,131,396
	22,284,765	22,464,475	4,131,396

Movement of the foreign deferred tax assets (liability) in 2021

	01-01-2021	Business acquisition	Results	31-12-2021
	$	$	$	$
Loans receivable	233,652		(98,810)	134,842
Accounts receivable			(465,831)	(465,831)
Intangible assets		(1,868,750)	97,421	(1,962,163)
Non capital loss			314,604	314,604
Accounts payable, advances and accrued liabilities	58,280		(2,287)	55,993
	291,931	(1,868,750)	(154,902)	(1,922,555)

Movement of the foreign deferred tax assets in 2020

	01-01-2020	Results	31-12-2020
	$	$	$
Loans receivables	88,014	145,638	233,652
Accounts payable, advances and accrued liabilities		58,280	58,280
	88,014	203,918	291,932

48

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

18 - INCOME TAXES (CONTINUED)

Movement of the Canadian deferred tax liabilities in 2021

	01-01-2021	Business acquisition	Results	31-12-2021
	$	$	$	$
Loans receivable			(46,788)	(46,788)
Accounts receivable		(7,724,000)	3,467,512	(4,256,488)
Intangible assets			44,677	44,677
Non capital loss		391,457	63,140	454,595
	-	(7,332,543)	3,528,541	(3,804,004)

As at December 31, 2021, the Company has non-capital losses that are available to reduce income taxes in future years and for which no deferred tax asset has been recognized in the consolidated statements of financial position. These losses expire in the following years:

	Federal	Provincial		Foreign
	$	$
2022			#	734,162
2023				1,670,859
2024				908,606
2025				456,967
2026	4,028	4,028		1,256,874
2027	141,229	141,229
2028	322,989	322,989
2029
2030	253,979	253,979
2031	1,081,723	1,051,288
2032	1,730,827	1,715,690
2033	506,261	495,001
2034	961,557	963,040
2035	1,226,101	3,220,692
2036	1,241,368	1,229,191
2037	2,133,544	2,133,544
2038	765,790	765,790
2039	1,269,511	1,269,512
2040	5,616,247	5,616,247
2041	6,133,211	6,133,211
	23,388,365	25,315,431		5,027,468

19 - CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Company's capital management objectives are as follows:

- To ensure the Company's ability to continue its development;

- To provide an adequate return to shareholders.

The Company monitors capital on the basis of the carrying amount of equity which represents $165,590,366 ($32,614,250 as at December 31, 2020).

The Company manages its capital structure and makes adjustments to it to ensure it has sufficient liquidity and raises capital through stock markets to continue its development.

The Company is not subject to any externally imposed capital requirements.

49

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

20 - FINANCIAL INSTRUMENTS

20.1 Classification of financial instruments

As at December 31, 2021, the carrying amount of financial assets and financial liabilities were as follows:

			2021-12-31
	Assets and	Assets and
	liabilities	liabilities
	carried at	carried at	Total
	fair value	amortized cost	carrying value
	$	$	$
Financial assets
Financial assets measured at amortized cost
Cash		18,796,914	18,796,914
Restricted Cash		53,333	53,333
Debtors		55,729,961	55,729,961
Loans receivable		20,823,691	20,823,691
	-	95,403,899	95,403,899

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities		15,903,158	15,903,158
Bonds		313,234	313,234
CEBA Loan		100,000	100,000
Contingent consideration payable	1,921,000		1,921,000
	1,921,000	16,316,392	18,237,392

As at December 31, 2020, the carrying amount of financial assets and financial liabilities were as follows:

			2020-12-31
	Assets and	Assets and
	liabilities	liabilities
	carried at	carried at	Total
	fair value	amortized cost	carrying value
	$	$	$
Financial assets
Financial assets measured at amortized cost
Cash		5,873,876	5,873,876
Restricted Cash		80,091
Debtors		29,248,478	29,248,478
Loans receivable		19,424,689	19,424,689
	-	54,627,133	54,547,043

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities		25,128,066	25,128,066
Debentures		23,311	23,311
Bonds		258,933	258,933
CEBA Loan		40,000	40,000
Financial liabilities carried at fair value
Conversion option	3,489		3,489
	3,489	25,450,310	25,453,799

50

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

20 - FINANCIAL INSTRUMENTS (CONTINUED)

20.2 Financial risk management objectives and policies

The Company is exposed to various risks in relation to financial instruments. The main risks the Company is exposed to are credit risk (see note 5), market risk and liquidity risk.

The Company does not actively engage in the trading of financial instruments for speculative purposes.

No changes were made in the objectives, policies and processes related to financial instrument risk management during the reporting periods.

The most significant financial risks to which the Company is exposed are described below.

20.3 Financial risks

20.3.1 Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

Liquidity risk management serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient amount. The Company's objective is to maintain a cash position sufficient to cover the next twelve-month obligations (notes 2).

The Company's non-derivative financial liabilities have contractual maturities (including interest payments where applicable) as summarized below:

			2021-12-31
	Current		Long-term
	Within		More
	6 months	6 to 12 months	than 12 months
	$	$	$
Accounts payable and accrued liabilities	15,903,158	-	-
Bonds	-	-	400,000
Contingent considerable payable	-	1,303,588	617,412
CEBA loan	-	-	100,000
	15,903,158	1,303,588	1,117,412

			2020-12-31
	Current		Long-term
	Within		More
	6 months	6 to 12 months	than 12 months
	$	$	$
Accounts payable and accrued liabilities	25,232,548	-	-
Debentures	25,000	-	-
Bonds	-	-	400,000
CEBA loan	40,000	-	-
	25,297,548	-	400,000

51

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

20 - FINANCIAL INSTRUMENTS (CONTINUED)

20.4 Finance costs

The breakdown in Finance costs during the years ended December 31, 2021 and 2020 is as follows:

	2021-12-31	2020-12-31
Interest on debentures	333	247,982
Interest on lease liabilities (note 12)	65,908	30,426
Interest on security deposit and advances	87,528	186,127
Interest on bonds	40,000	27,544
Interest income	(53,284)	(31,722)
Accretion on debentures and bonds	28,010	523,850
Total interest expense	168,495	984,206
Miscellaneous	13,448	5,847
	181,943	990,053

20.5 Fair value

The following methods and assumptions were used to determine the estimated fair value for each class of financial instruments:

- The fair value of cash, restricted cash, loans receivables on short and long term and debtors (except sales tax receivables) , accounts payable, advances, option conversions and accrued liabilities approximate their carrying amount, given the short-term maturity;

- The fair value of the debentures and the bonds is estimated using a discounted cash flow approach and approximate their carrying amount. CEBA loan is recognized as it cost which is close from its fair value

- The fair value of contingent compensation payable related to the acquisition of certain assets and personnel from Heartbeat. (note 6)

is estimated by probability-weighted cash outflows and reflect management's estimate of a 85% probability that the contract's target level will be achieved and the expected Company's share price.

The Company categorized its financial instruments based on the following three levels of inputs used for fair value measurements:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the assets and liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Debentures and bonds are level 3 under the fair value hierarchy.

Contingent consideration payable CEBA loan, loans receivable on short and long term and the option conversion are level 3 under the fair value hierarchy.

52

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

21 - RELATED PARTY TRANSACTIONS

The Company's related party transactions do not include, unless otherwise stated, special terms and conditions. No guarantees were given or received. Outstanding balances are usually settled in cash.

Transactions with key management personnel, officers and directors

The Company's key management personnel are, the CEO, the CFO , the China CEO and the members of the Board. Their remuneration includes the following expenses:

	2021-12-31	2020-12-31
	$	$
Salaries and fringe benefits	1,259,068	558,477
Share-based payments	2,177,320	463,696
Royalty- Cubeler	134,678	104,370
Interest revenue on advances	-	(2,332)
Interest on debentures	-	600
Total	3,571,066	1,124,811

These transactions occurred in the normal course of operations and have been measured at fair value.

As at December 31, 2021 and 2020 the consolidated statement of financial position includes the following amounts with related parties:

	2021-12-31	2020-12-31
	$	$
Advance from a director to a subsidiary, no interest	-	(270,911)
Loans, with interest (1)	113,193	-
Subscriptions to be received	-	25,000
Payable to an affiliated company	-	(40,134)
	113,193	(286,045)

(1) On December 15, 2021, loans were issued to two board members of the Company in the amounts of $72,793 and $40,000. Each loan is due on December 15, 2022. Each loans bears interest at an annual rate of 1%, which was the prescribed rate at the date of issuance. As of December 31, 2021, the aggregate outstanding principal amount due for said loans is $113,193.

On October 1, 2021, the Company has acquired 100% of the issued and the outstanding shares of Cubeler from Cubeler's shareholders in exchange for $1,000,000 in cash and 11,133,326 common shares of Tenet representing $106,654,255.

22 - SEGMENT REPORTING

The Company has determined that there were two operating segments, which are defined below. For presentation purposes, other activities are grouped in the 'Other' heading. Each operating segment is distinguished by the type of products and services it offers and is managed separately as each requires different business processes, marketing approaches and resources. All inter-segment transfers are carried out at arm's length prices based on prices charged to unrelated customers in stand-alone sales of identical goods and services.

The operating segments are detailed as follows:

Fintech Platform

The Fintech Platform segment comprises the procurement and distribution of products within supply chain or facilitating transactions in the commercial lending industry through technology platforms.

53

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

22 - SEGMENT REPORTING (CONTINUED)

Financial Services

The Financial Services segment encompasses providing commercial loans to entrepreneurs and SMEs and the activity of providing turn-key credit outsourcing services to banks and other lending institutions.

Both operating segments are geographically located in China.

Other

The "other" category includes the activity and unallocated portion of the Canadian parent company's services and all non-operating holdings registered in Hong Kong and China.

The segment information for the years ended December 31, 2021, and 2020 are as follows:

					2021-12-31
	Fintech	Financial	Other	Elimination	Total
	Platform	Services
		$	$	$	$
Revenues (1)
Financial service revenue from external	-	2,471,852	-	-	2,471,852
Fees/sales from external customers	4,359,150	1,218,633	-	-	5,577,783
Supply chain services	95,279,460	-	303,678	-	95,583,138
Inter-segment	108,274	(106,131)	-	(2,142)	1
Total revenues	99,746,884	3,584,354	303,678	(2,142)	103,632,774

Expenses
Depreciation and amortization	2,435,132	188,809	20,329	-	2,644,270
Interest expense	124,301	11,118	46,525	-	181,943
Write down of accounts receivable	12,128	-	-	-	12,128
Impairment charge	53,364,705	-	-	-	53,364,705
All other expenses	93,541,980	1,513,763	2,547,771	-	97,603,514
Total expenses	149,478,246	1,713,690	2,614,625	-	153,806,561

Profit (loss) before tax	(49,731,362)	1,870,664	(2,310,946)	(2,142)	(50,173,787)
Income tax	1,203,876	407,943	-	-	1,611,819
Net profit (loss)	(48,527,486)	2,278,607	(2,310,946)	(2,142)	(48,561,968)

Non-controlling interest	200,298	994,804	-	-	1,195,102
Net profit (loss) attributable to owners of the parent	(48,727,784)	1,283,803	(2,310,946)	(2,142)	(49,757,070)

Segmented assets	152,623,308	24,887,479	18,256,813	(474,478)	195,293,123

54

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

22 - SEGMENT REPORTING (CONTINUED)

Other (continued)

					2020-12-31
	Fintech	Financial	Other	Elimination	Total
	Platform	Services
		$	$	$	$
Revenues (1)
Financial service revenue from external customers		2,446,058	-	-	2,446,058
Fees/sales from external customers	2,970,376	938,359	-	-	3,908,735
Supply chain services	36,338,779		4,475		36,343,254
Inter-segment	527,630	-	318,110	(845,740)	-
Total revenues	39,836,785	3,384,417	322,585	(845,740)	42,698,047
Expenses
Depreciation and
amortization	264,345	483,535	146,740		894,620
Interest expenses	146,425	41,217	802,411		990,053
Change in fair value of the contingent compensation	-	-	(217,325)		(217,325)
Loss on settlement of debt	-	-	784,750		784,750
All other expenses	36,684,370	2,303,004	6,765,816	(845,740)	44,907,450
Total expenses	37,095,140	2,827,756	8,282,392	(845,740)	47,359,548
Profit (loss) before tax	1,786,110	556,661	(7,959,807)	-	(4,661,501)
Income tax (recovery)	480,680	371,330	-	-	852,010
Net profit (loss)	1,305,430	185,331	(7,959,807)	-	(5,513,511)
Non-controlling interest	878,121	224,789	-	-	1,102,910
Net profit (loss) attributable to owners of the parent	427,309	(39,458)	(7,959,807)	-	(6,616,421)

Segmented assets	32,845,719	25,312,974	25,304,806	(22,155,957)	61,307,542

(1): Revenues from external customers have been identified on the basis of the customer's geographical location, which is China.

The Company's non-current assets are located in the following geographic regions:

	2021-12-31	2020-12-31
	Non-current	Non-current
	Assets	Assets
	$	$
China	10,900,347	6,548,695
Canada	89,991,187	1,435,931
Total	100,891,534	7,984,626

55

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

23 - NON-CONTROLLING INTERESTS

The Company controls the following subsidiaries that have significant non-controlling interests (NCIs).

	2021-12-31	2020-12-31
	% ownership	% ownership
	and voting rights	and voting rights
Entities	held the by NCIs	held the by NCIs

Asia Synergy Supply Chain Ltd ("ASSC")	49%	49%
Asia Synergy Financial Capital Ltd ("ASFC")	49%	49%
Wechain (Nanjing) Technology Service Co., Ltd	49%	-
Beijing Kailifeng New Energy Technology Co., Ltd	49%	-
Shanghai Xinhuizhi Supply Chain ManagementCo.,Ltd	49%	-

	Total comprehensive loss allocated
	to NCI		Accumulated NCI
	Year ending	Year ending	As at	As at
	2021-12-31	2020-12-31	2021-12-31	2020-12-31

Asia Synergy Supply Chain Ltd	491,476	921,521	1,951,538	1,334,581
Asia Synergy Financial Capital Ltd	1,020,871	407,416	11,520,859	10,435,939
Wechain (Nanjing) Technology Service Co., Ltd	(201,128)	-	783,281	-
Beijing Kailifeng New Energy Technology Co., Ltd	(33,536)	-	64,703	-
	1,277,683	1,328,937	14,320,381	11,770,520

No dividends were paid to NCIs during the year ended December 31, 2021 and 2020.

56

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

23 - NON-CONTROLLING INTERESTS (CONTINUED)

Summarised financial information for subsidiaries with NCIs, before intragroup eliminations are as follows:

	ASSC		ASFC		Wechain		Kailifeng		Total
	2021-12-31	2020-12-31	2021-12-31	2020-12-31	2021-12-31	2020-12-31	2021-12-31	2020-12-31	2021-12-31	2020-12-31
	$	$	$	$	$	$	$	$

Current assets	8,454,526	26,997,077	26,519,686	18,770,871	446,330	-	130,545	-	35,551,086	45,767,948
Non-current assets	391	853	124,846	4,360,915	1,283,169	-	59,760	-	1,468,166	4,361,768
	8,454,917	26,997,930	26,644,532	23,131,786	1,729,498	-	190,305	-	37,019,252	50,129,716

Current liabilities	4,238,109	24,274,295	2,584,145	1,689,668	67,363	-	56,091	-	6,945,708	25,963,963
Non-current liabilities	-	-	69,209	144,283	66,128	-	-	-	135,337	144,283
Total liabilities	4,238,109	24,274,295	2,653,354	1,833,951	133,491	-	56,091	-	7,081,045	26,108,246

Equity attributable to owners of the parent	2,031,193	1,389,054	11,991,098	10,861,896	815,252	-	67,344	-	14,904,886	12,250,950

Non-controlling interests	1,951,538	1,334,581	11,520,859	10,435,939	783,281	-	64,703	-	14,320,381	11,770,520

	ASSC		ASFC		Wechain		Kailifeng		Total
	Year ending		Year ending		Year ending		Year ending		Year ending
	2021-12-31	2020-12-31	2021-12-31	2020-12-31	2021-12-31	2020-12-31	2021-12-31	2020-12-31	2021-12-31	2020-12-31
	$	$	$	$	$	$	$	$	$	$
Revenue	22,428,439	38,409,836	2,692,732	2,446,058	144,222	-	-	-	25,265,393	40,855,894

Profit for the year attributable to owners of the parent	442,642	958,850	1,035,408	189,077	(200,024)	-	(34,144)	-	1,243,881	1,147,926
Profit for the year attributable to NCIs	425,283	921,248	994,804	181,662	(192,180)	-	(32,805)	-	1,195,102	1,102,910
Profit for the year	867,925	1,880,097	2,030,211	370,739	(392,203)	-	(66,950)	-	2,438,983	2,250,836

Other comprehensive income ("OCI") for the year
OCI attributable to the owners of the parent	68,895	285	27,131	234,967	(9,315)	-	(760)	-	85,951	235,251
OCI attributable to NCIs	66,193	273	26,067	225,753	(8,949)	-	(731)	-	82,580	226,027
OCI for the year	135,087	558	53,198	460,719	(18,264)	-	(1,491)	-	168,531	461,278

Total comprehensive income for the year attributable to the owners of the parent	511,536	959,134	1,062,539	424,043	(209,338)	-	(34,905)	-	1,329,832	1,383,178
Total comprehensive income for the year attributable to NCIs	491,476	921,521	1,020,871	407,415	(201,129)	-	(33,536)	-	1,277,682	1,328,936

Total comprehensive income for the year	1,003,012	1,880,655	2,083,409	831,458	(410,467)	-	(68,441)	-	2,607,514	2,712,114

Net cash used in operating activities	1,692,096	(1,284,050)	(3,438,247)	461,254	(767,837)	-	(58,645)	-	(2,572,633)	(822,796)
Net cash used in investing activities	(7)	466,250	(37,242)	15,935	(1,126,342)	-	(59,760)	-	(1,223,351)	482,185
Net cash from financing activities	(1,766,980)	743,189	19,555	227,582	1,971,411	-	120,487	-	344,473	970,771
Foreign exchange differences	50,391	4,693	551,191	927,798	(16,935)	-	676	-	585,323	932,491

Net cash (outflow) inflow for the year	(24,500)	(69,918)	(2,904,743)	1,632,569	60,297	-	2,758	-	(2,866,188)	1,562,651

57

TENET FINTECH GROUP INC. (Formerly Peak Fintech Group Inc.) Notes to Consolidated Financial Statements For the years ended December 31, 2021 and 2020 (In Canadian dollars)

23 - NON-CONTROLLING INTERESTS (CONTINUED)

During the year ended December 30, 2021, the Company's subsidiary, ASDS along with the non-controlling interests of ASSC, Wechain and Kailifeng subscribed for additional share capital in these subsidiaries in the ratio of their relevant ownership percentages. The total value of capital injected by NCIs in ASSC totalled $189,532, in Wechain totalled $984,409 and in Kailifeng $98,239. As at December 31, 2021 the NCI's portion of the capital injection agreed for Kailifeng was oustanding and has been recorded as a receivable in the consolidated statement of financial position under debtors (refer note 8).

24 - CURRENCY TRANSLATION ADJUSTMENT

Currency translation adjustment reflects the currency fluctuation between the functional currency of the Company's subsidiaries in Chinese (Renminbi) and the Company's functional currency (Canadian dollar) during the year. This element represents a theoretical profit or loss that can be materialized only if the underlying assets or liabilities to which the adjustment is attributed are realized.

25 - SUBSEQUENT EVENTS

a) During the period from January 1, 2022, and May 2, 2022, the Company issued 100,444 share purchase options to new employees and consultant with a strike price between $4.10 and $7.50. Stock options are vested between a period of 12 to 24 months and mature 5 years after the issuance date.

b) On February 25, 2022, the Company signed an office lease agreement in the City of Toronto to accommodate his head office. The five (5) year lease begins on May 1, 2022, and engage the Company for minimum payments of $463,145 over the term of the lease.